SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A. and

TIM Participações S.A. and Subsidiaries

Financial Statements in

December 31, 2010 and 2009

and Independent Auditors' Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2010 and 2009

INDEPENDENT AUDITORS' REPORT

Independent Auditor’s Report
on the Financial Statements

To the Board of Directors and Shareholders
TIM Participações S.A.

We have audited the accompanying financial statements 1of TIM Participações S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2010 and the statements of income, comprehensive income , changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of  TIM Participações and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant of significant accounting policies and other explanatory information.

Management's responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company
financial statements

In our opinion, the parent company financial statements present fairly, in all material respects, the financial position of TIM Participações S.A. as at December 31, 2010, and its financial performance and cash flows for the year then ended, in accordance with  accounting practices adopted in Brazil.

Opinion on the consolidated
financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries as at December 31, 2010, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in Note 3 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of TIM Participações S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, based on equity accounting, while IFRS requires measurement based on cost or fair value.

Other matters

Statements of Value Added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2010, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of prior-year
information

The audit of the financial statements for the year ended December 31, 2009, presented for comparison purposes, was conducted by other independent auditors who issued an unqualified opinion thereon dated February 12, 2010.

As part of our engagement for 2010, we have also audited the adjustments described in Note 3 that altered the financial statements for 2009. In our opinion, these adjustments are appropriate and correct. We were not engaged to audit, review or apply any other procedures to the Company's financial statements for 2009 and, therefore, we do not express any opinion or other form of assurance on the overall presentation of the financial statements for 20094.

Rio de Janeiro, February 21, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

João César de Oliveira Lima Júnior
Contador CRC 1RJ077431/O-8

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND EMPRESAS CONTROLADAS

BALANCE SHEETS

 (in thousands of Reais)

	Parent Company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Assets
Current assets
Cash and cash equivalents (Note 5)	6,016	35,958	35,968	2,376,232	2,413,024	1,531,543
Financial investments (Nota 6)	9	40	4,016	18,177	146,145	23,048
Trade accounts receivable (Note 7)	-	-	-	2,748,411	2,443,424	2,635,355
Inventories (Note 8)	-	-	-	228,654	406,434	548,514
Dividends receivable (Note 13)	509,235	190,000	174,722	-	-	-
Indirect taxes recoverable (Note 9)	1	-	-	494,036	464,615	314,627
Direct taxes recoverable (Note 10)	380	1,005	1,067	361,929	440,693	288,726
Prepaid expenses (Note 12)	-	-	-	93,768	24,690	20,960
Derivative transactions (Note 38)	-	-	-	6,122	49,237	260,925
Other assets (Note 14)	1,174	135	215	98,591	94,390	26,839
	516,815	227,138	215,988	6,425,920	6,482,652	5,650,537
Non-current assets

Financial investments (Note 6)	416	342	311	13,692	16,567	9,911
Trade accounts receivable (Note 7)	-	-	-	36,812	41,269	-
Indirect taxes recoverable (Note 9)	8,372	7,331	6,257	188,111	180,032	156,139
Direct taxes recoverable (Note 10)	-	-	-	139,366	41,706	70,836
Deferred income and social contribution taxes (Note 11)	-	-	-	1,732,732	297,487	189,565
Court deposits (Note 13)	20,741	11,630	5,467	385,519	227,521	143,924
Prepaid expenses (Note 12)	-	-	-	14,620	9,847	13,693
Derivative transactions (Note 38)	-	-	-	16,746	29,027	126,648
Other assets	-	-	-	17,763	11,863	7,268

Investments (Note 15)	10,153,237	8,441,202	7,540,021	-	-	-
Property, plant and equipment (Note 16)	-	-		5,863,723	5,593,772	4,753,800
Intangible assets (Note 17)	157,556	157,556	157,556	4,535,848	4,990,712	4,987,575
					-	-
	10,340,322	8,618,061	7,709,620	12,944,932	11,439,803	10,459,359
Total assets	10,857,137	8,845,199	7,925,600	19,370,852	17,922,455	16,109,893

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND EMPRESAS CONTROLADAS

BALANCE SHEETS

 (in thousands of Reais)

	Parent Company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Liabilities and Equity
Current Liabilities
Suppliers (Note 18)	1,296	5,818	768	3,103,469	3,099,982	3,328,714
Loans and financing (Note 19)	-	-	-	957,549	1,417,363	1,482,705
Derivative transactions (Note 385)		-	-	2,071	48,122	52,448
Labor liabilities (Note 20)	102	50	27	125,292	107,863	106,991
Indirect taxes, fees and contributions (Note 21)	14	9	11	544,375	563,852	471,958
Direct taxes, fees and contributions (Note 22)	150	4	6	265,328	162,645	129,821
Dividends and interest on capital payable (Note 26)	511,737	224,652	193,365	511,737	224,652	193,365
Other liabilities (Note 23)	1,711	1,660	4,121	181,268	115,450	113,639
	515,010	232,193	198,298	5,691,089	5,739,929	5,879,641
Non-current liabilities
Long term liabilities
Loans and financing (Note 19)	-	-	-	2,277,121	2,742,595	2,066,514
Derivative transactions (Note 35)	-	-	-	164,482	113,200	10,814
Indirect taxes, fees and contributions (Note 21)	-	-	-	57,720	5,157	-
Direct taxes, fees and contributions (Note 22)	-	-	-	138,981	23,984	-
Deferred income and social contribution taxes (Note 11)	-	-	-	83,708	96,154	-
Provision for contingencies (Note 24)	4,021	3,998	6,520	249,057	324,508	253,370
Actuarial liabilities (Note 36)	5,256	4,782	4,717	9,166	7,527	6,425
Asset retirement obligations (Note 25)	-	-	-	255,737	239,635	177,067
Other liabilities (Note 21)	26,847	26,866	20,447	142,982	52,406	20,447
	36,124	35,646	31,684	3,378,954	3,605,166	2,534,637
Equity (Note 26)
Capital stock	8,149,096	8,149,096	7,613,610	8,149,096	8,149,096	7,613,610
Capital reserves	396,129	396,129	191,886	396,129	396,129	191,886
Profit reserves	1,760,778	158,049	142,516	1,755,584	158,049	142,516
Accumulated losses	-	(125,914)	(252,394)	-	(125,914)	(252,394)
	10,306,003	8,577,360	7,695,618	10,300,809	8,577,360	7,695,618
Total liabilities and equity	10,857,137	8,845,199	7,925,600	19,370,852	17,922,455	16,109,896

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

Year ended December 31, 2010 and 2009

(in thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009

Net operating revenue (Note 27)	-	-	14,457,450	13,158,134

Costs of service provided and goods sold (Note 28)	-	-	(7,305,767)	(6,672,369)
Gross profit	-	-	7,151,683	6,485,765

Operating revenue (expenses):
Selling expenses(Note 29)	-	-	(4,494,608)	(4,436,751)
General and administrative expenses (Note 30)	(6,318)	(13,355)	(1,008,694)	(1,033,438)
Equity pick up (Note 15)	2,221,271	351,452	-	-
Other revenue (expenses), net (Note 31)	(84)	322	(448,247)	(462,114)
	2,214,869	338,419	(5,951,549)	(5,932,303)

Operating profit before financial income (expense)	2,2214,869	338,419	1,200,134	553,462

Financial income (expenses):
Financial income (Note 32)	2,233	4,547	231,671	137,033
Financial expenses (Note 33)	(117)	111	(380,501)	(328,908)
Foreign exchange variations, net (Note 34)	(76)	(2)	(96,627)	(53,240)
	2,040	4,656	(245,457)	(245,115)

Income before income tax and social contribution	2,216,909	343,075	954,677	308,347

Income tax and social contribution (Note 35)	-	(1,702)	1,257,038	33,026

Net income for the year (Note 3f)	2,216,909	341,373	2,211,715	341,373

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2010 and 2009

(in thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009

Net income for the year (Note 3f)	2,216,909	341,373	2,211,715	341,373

Other comprehensive income for the year	-	-	-	-

Total comprehensive income for the year	2,216,909	341,373	2,211,715	341,373

Attributable to:
Owners of the parent	2,216,909	341,373	2,211,715	341,373

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

CONSOLIDATED
Year ended December 31, 2010 and 2009

(in thousands of Reais)

		Capital reserve	Profit reserves
	Capital Stock	Special goodwill reserve	Legal reserve	Reserve for expansion	Accumulated losses	Total

Balances as of January 1st, 2009	7,613,610	191,886	111,554	30,962	(252,394)	7,695,618

Dividends directly recorded against capital equity (note 24)	-	-	-	4,789	-	4,789

Capital increase with transfer from reserve (note 24)	18,761	(18,761)	-	-	-	-
Capital increase through acquisition of HOLDCO (note 2b)	516,725	223,004	-	-	-	739,729
Net income for the year				-	341,373	341,373
Allocation of net income for the year
Legal reserve (note 24)	-	-	10,744	-	(10,744)	-
Dividends (Note 24)	-	-	-	-	(204,149)	(204,149)
Balance as of December 31, 2009	8,149,096	396,129	122,298	35,751	(125,914)	8,577,360

Dividends directly recorded against capital equity (note 24)	-	-	-	8,345	-	8,345

Net income for the year	-	-	-	-	2,211,715	2,211,716
Allocation of net income for the year:
Legal reserve (Note 24)	-	-	104,550	-	(104,550)	-
Dividends (Note 24)	-	-	-	-	(496,611)	(496,611)
Reserve for expansion	-	-	-	1,484,640	(1,484,640)	-

Balance as of December 31, 2010	8,149,096	396,129	226,848	1,528,736	-	10,300,809

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

PARENT COMPANY
Year ended December 31, 2010 and 2009

(in thousands of Reais)

		Capital reserve	Profit reserves
	Capital Stock	Special goodwill reserve	Legal reserve	Reserve for expansion	Accumulated losses	Total

Balances as of January 1st, 2009	7,613,610	191,886	111,554	30,962	(252,394)	7,695,618

Dividends directly recorded against capital equity (note 24)	-	-	-	4,789	-	4,789

Capital increase with transfer from reserve (note 24)	18,761	(18,761)	-	-	-	-
Capital increase through acquisition of HOLDCO (note 2b)	516,725	223,004	-	-	-	739,729
Net income for the year				-	341,373	341,373
Allocation of net income for the year
Legal reserve (note 24)	-	-	10,744	-	(10,744)	-
Dividends (Note 24)	-	-	-	-	(204,149)	(204,149)
Balance as of December 31, 2009	8,149,096	396,129	122,298	35,751	(125,914)	8,577,360

Dividends directly recorded against capital equity (note 24)	-	-	-	8,345	-	8,345

Net income for the year	-	-	-	-	2.216.909	2.216.909
Allocation of net income for the year:
Legal reserve (Note 24)	-	-	104,550	-	(104.550)	-
Dividends (Note 24)	-	-	-	-	(496.611)	(496.611)
Reserve for expansion	-	-	-	1.489.834	(1.489.834)	-

Balance as of December 31, 2010	8,149,096	396,129	226,848	1.533.930	-	10.306.003

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

Year ended December 31, 2010 and 2009

(in thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Operating activities
Income before income tax	2,216,909	343,075	954,677	308,347
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	-	-	2,993,461	2,913,966
Equity pick up	(2,221,271)	(351,452)	-	-
Deferred income and social contribution taxes	-	(1,702)	(190,652)	(74,897)
Actuarial liabilities	474	65	1,639	1,102
Carrying value of disposed fixed assets	-	-	27,211	40,603
Asset retirement obligations	-	-	15,045	62,567
Provision for contingencies	39	(2,721)	(72,987)	(55,404)
Monetary restatement on asset retirement obligations, court deposits and contingencies	(84)	164	(13,703)	(8,878)
Interest and monetary and exchange variation on loans	-	-	395,219	340,669
Unrealized interest and monetary variation on financial investments	(1,526)	(3,943)	(145,537)	(70,203)
Allowance for doubtful accounts	-	-	310,497	422,163
	(5,459)	(16,514)	4,274,870	3,880,035
Decrease (increase) in operating assets
Trade accounts receivable		-	(611,028)	(145,148)
Taxes and contributions recoverable	(417)	(1,013)	(56,395)	(273,643)
Inventories	-	-	177,780	142,080
Prepaid expenses	-	-	(73,851)	895
Dividends	190,000	174,722	-	-
Other current and non-current assets	(10,083)	(6,047)	(155,803)	(92,936)
Increase (decrease) in operating liabilities
Labor obligations	52	23	17,429	(11,061)
Suppliers	(4,522)	5,050	(1,087,709)	(579,043)
Taxes, fees and contributions	151	(4)	250,766	115,440
Other short- and long-term liabilities	33	(3,959)	156,344	(127,555)
Net cash provided by operating activities	169,755	160,176	2,892,453	2,909,064

Investment activities
Financial investments	1,484	7,886	276,379	(59,457)
Additions to property, plant and equipment and intangible assets	-	-	(1,744,565)	(2,491,907)
Cash proceeds from acquisition of Intelig	-		-	132,816

Net cash provided by (used in) investment activities	1,484	7,886	(1,468,186)	(2,418,548)
Financing activities
New loans	-	-	452,843	1,849,808
Repayments of loans	-	-	(1,712,721)	(1,290,771)
Dividends and interest on capital paid	(201,181)	(168,072)	(201,181)	(168,072)
Net cash provided by (used in) financing activities	(201,181)	(168,072)	(1,461,059)	390,965

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

Year ended December 31, 2010 and 2009 (Continued)

(In thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009

Increase (decrease) in cash and cash equivalents	(29,942)	(10)	(36,792)	881,481

Cash and cash equivalents at the beginning of the year	35,958	35,968	2,413,024	1,531,543
Cash and cash equivalents at the end of the year	6,016	35,958	2,376,232	2,413,024

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Revenue
Gross operating revenue	-	-	20,319,295	18,074,636
Allowance for doubtful debts	-	-	(310,498)	(422,163)
Discounts granted, returns and other	-	-	(1,386,017)	(999,997)
	-	-	18,622,780	16,652,476

Inputs purchased from third parties
Costs of goods sold and services provided	-	-	(4,982,366)	(4,609,369)
Materials, electricity, third party services and other	(3,341)	(11,010)	(3,076,895)	(3,099,807)
	(3,341)	(11,010)	(8,059,261)	(7,709,176)

Retentions
Depreciation and amortization	-	-	(2,993,461)	(2,913,966)

Net value added produced	(3,341)	(11,010)	7,570,058	6,029,334

Value added received in transfer
Equity pick-up	2,221,271	351,452	-	-
Financial revenue	2,235	4,551	698,519	833,828
	2,223,506	356,003	698,519	833,828

Total value added distributable	2,220,165	344,993	8,268,577	6,863,162

Distribution of value added
Personnel and charges
Direct remuneration	1,338	1,196	351,755	329,104
Benefits	755	350	115,938	113,917
Unemployment Compensation Fund (FGTS)	-	-	31,445	28,596
Other	26	-	4,405	(11,251)
	2,119	1,546	503,543	460,366
Taxes, fees and contributions
Federal	844	2,052	582,367	1,581,202
State	11	11	3,705,212	3,167,203
Municipal	-	-	10,150	8,340
	855	2,063	4,297,729	4,756,745
Remuneration of third-party capital
Interest	159	(104)	939,156	1,073,755
Rents	123	115	316,434	230,923
	282	11	1,255,590	1,304,678
Remuneration on equity
Dividends	496,611	204,149	496,611	204,149
Retained earnings	1,720,298	137,224	1,715,104	137,224
	2,216,909	341,373	2,211,715	341,373

	2,220,165	344,993	8,268,577	6,863,162

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2010 and 2009

(In thousands of Reais, unless otherwise stated)

1.      Operations

TIM Participações S.A. (“TIM Participações”, the “Company” or collectively with its subsidiaries “the Group”), is a publicly held company, based in the city of Rio de Janeiro, controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”)  a Telecom Italia Group company, which holds 77.14% of its voting capital and 66.27% of its total capital.

The Company’s stock is negotiated in the BM&F BOVESPA. In addition, TIM Participações has Level II American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”). Consequently, the Company is subject to the rules of the Securities and Exchange Commission ("SEC"). In order to meet its market needs, it is the Company's principle to disclose simultaneously the information prepared in accordance with the accounting practices adopted in Brazil in Reais in the two markets, in Portuguese and in English.

The Group's main operations comprise the control of companies operating telecommunication services, especially personal mobile and land line telephone services in its concession areas.

The Company fully owns the capital of TIM Celular S.A. (“TIM Celular”) and Intelig Telecomunicações Ltda. (“Intelig”). TIM Celular and Intelig operate as providers of Switched Fixed Telephone Service (locally STFC) of the following types: Local, Domestic Long Distance and International Long Distance in every Brazilian state. Additionally Tim Celular operates as a provider of Multimedia Communication Service (locally, SCM) and also as provider of Personal Mobile Service (locally SMP) in every Brazilian state. We highlight that Intelig is authorized to render Multimidia Communication Services (SCM).

The services provided by the subsidiaries are regulated by ANATEL - Brazilian Telecommunications Agency - in charge of regulating all Brazilian telecommunications. The authorization for operation of SMP STFC is valid for an indefinite period.

The authorizations for use of radio frequency granted to the Company are valid for a definite period and expire as follows, with possible renewal for 15 years, as the case may be:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Terms of authorization

Expiration Date

Radio-frequencies
800MHz, 900 MHz and 1,800 MHz

Radio-frequencies
1900 /2100 MHz (3G)

1. Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo

March, 2016

April, 2023

2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

March, 2016

April, 2023

3. São Paulo

March, 2016

April, 2023

4. Paraná (except the municipalities of Londrina and Tamarana)

September, 2022

April, 2023

5. Santa Catarina

September, 2023

April, 2023

6. Municipality and region of Pelotas in the state of Rio Grande do Sul

April, 2024

April, 2023

7. Pernambuco

May, 2024

April, 2023

8. Ceará

November, 2023

April, 2023

9. Paraíba

December, 2023

April, 2023

10. Rio Grande do Norte

December, 2023

April, 2023

11. Alagoas

December, 2023

April, 2023

12. Piauí

March, 2024

April, 2023

13. Minas Gerais (except the municipalities of the “Minas Triangle” for 3G radio frequencies)

April, 2013

April, 2023

14. Bahia and Sergipe

August, 2012

April, 2023

2.    Basis for preparation of financial statements

   a.      Preparation and disclosure criteria

The main accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

The consolidated financial statements of the company have been prepared in accordance with International Financial Reporting Standards IFRS as issued by the IASB, and they are the first financial statements presented in accordance with IFRS by the company.

The consolidated financial statements have been prepared under the historical cost convention, and the derivative instruments are measured fair fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company´s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

a.1. Presentation of Financial Statements

  The financial statements were approved by the Company’s Board of Directors on February 21, 2011.

a2. Consolidated Financial Statements

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies and normally holds more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

These are the first financial statements presented in accordance with the Brazilian Accounting Pronouncements Committee (CPC) standards and IFRS. The main differences between the previous accounting practices adopted in Brazil (old BRGAAP) and CPC/IFRS, including the reconciliations of equity and comprehensive income are described in Note 2d.

Inter-company transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

The reconciliation of the differences between the results of the parent company and the consolidated results is shown as follows:

2010

Parent Company	2,216,909

Elimination of costs of services rendered between subsidiaries	(5,194)

Consolidated	2,211,715

a3. Individual financial statements of the Parent Company

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The individual financial statements were prepared in accordance with the accounting practices adopted in Brazil (“BR GAAP”), based on the Brazilian Corporate Law and CVM standards and procedures, including the new provisions introduced, amended and revoked by Law 11,638, of December 28, 2007, and Law 11,941, of May 27, 2009, as well as the standards applicable to public telecommunication service concessionaires/authorized companies, and the accounting pronouncements issued by the Committee on Accounting Pronouncements (CPC).

The pronouncements, interpretations and technical guidelines of the CPC, approved by CFC resolutions and CVM rules, are in alignment with IFRS as issued by the IASB. Some modifications were made to the individual financial statements so as to bring them into line and make them comparable with the consolidated financial statements that were presented in accordance with IFRS, as required by CVM Resolution No. 610/09 (CPC 43 – Initial Adoption of Technical Pronouncements). Thus the individual financial statements do not present any differences in accounting practices differences in relation to the consolidated financial statements.

In the parent company financial statements, the investment in subsidiaries are recorded on the equity method. The accounting practices adopted by the parent company in its financial statements are different from IFRS only with respect to the accounting for the investment in subsidiaries, recorded on the equity method instead of cost or fair value as per IFRS.

a.4    Segment information

The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions and analyses the Group as one single segment of mobile telecom which represents more than 90% of Company’s operations.

b.     First Adoption of IFRS
b.1    Basis of transition to IFRS
b.1.1 Application of CPC 37, CPC 43 and IFRS 1

The Company adopted CPC 37 and 43 and IFRS 1 in the preparation of these financial statements.

The Company prepared its opening balance sheet as of the transition date of January 1, 2009, and the base date of these consolidated financial statements is December 31, 2010.

In the preparation of the financial statements on the transition date in accordance with IFRS 1, the Company applied the mandatory exceptions and a number of optional exemptions regarding full retrospective application of IFRS.

b.1.2 Exemptions regarding full retrospective application – chosen by the Company

The Company utilized the following optional exemptions regarding full retrospective application in its balance sheet at the transition date.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(a) Assets and liabilities of subsidiaries, affiliates and joint /ventures

The Company utilized the exemption that allows a subsidiary, upon first adoption at a date later than that of its parent company, in its own financial statements prepared in accordance with IFRS, to consider the accounting values that were included in the consolidated financial statements already reported, based on the parent company’s date of transition to IFRS.

      Thus, since the date of transition to IFRS adopted by our controlling shareholder (Telecom Itália S.p.a.) was January 1, 2005, the assets and liabilities that had already been presented in accordance with IFRS in the consolidated financial statements already reported to the Parent Company, were included in the financial statements as of the date of the Company’s transition to IFRS.

 (b) Exemption regarding the classification of financial instruments

The Company opted to classify its financial instruments in accordance with IAS 32/CPC 39 and IAS 39/CPC 08 as of the date of transition to IFRS. No analysis was carried out in connection with any date prior to the Company’s contracting of any financial instruments in force as of the date of transition to IFRS. All financial instruments contracted after the transition date were analyzed and classified as of the respective contract date in accordance with IFRS.

The remaining optional exemptions do not apply to the Company.

b.1.3 Exception regarding retrospective application adopted by the Company

The Company applied the following mandatory exception in its retrospective application:

      Exception for estimates:

According to IFRS, as of January 1, 2009 the estimates are consistent with the estimates made at the same date in accordance with the accounting practices adopted in Brazil.

The other mandatory exceptions provided for in IFRS 1 were observed, analyzed and produced no effects in relation to the accounting practices adopted in Brazil.

b.2  Comparison between BR GAAP and IFRS

With the application of all the pronouncements issued by the CPC in force for the financial statements as from December 31, 2010, the Company does not present any differences in the financial statements prepared in accordance with the BR GAAP and those prepared in accordance with IFRS, except for the presentation of the parent company financial statements, where the investments in subsidiaries are recorded on the equity method.

c.    Impacts of the implementation of the new CPC´s and IFRS

The following significant adjustments were identified in connection with the implementation of the new CPC´s and IFRS:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

c.1) Deferred income and social contribution taxes: The Company recognized the effects of deferred income and social contributions taxes determined upon application of the CPCs adjustments to the Parent Company’s financial statements and the adjustments in relation to international standards – IFRS in the consolidated financial statements. The differences that generated deferred taxes resulted from capitalized financial charges reversal (item c.2), adjustment in obligation resulting from the retirement of assets (item c.3) and deferred charges reversal (item c.5).

c.2) Capitalized financial charges: The financial charges related to certain loan and financing contracts in connection with investment activities were capitalized based on the average values of construction work in progress, as provided for in CVM Resolution No. 193 (revoked by CVM Resolution No. 577) and Official Letter CVM/SNC/SEP 01/207. The capitalized financial charges were depreciated taking into account the same criteria and useful life established for the property, plant and equipment items to which they were incorporated. For the purpose of the initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1 as described in item b.1.2.(a), and reversed the capitalized financial charges.

Additionally, under the old BRGAAP, the subsidiary TIM Celular capitalized expenses related to interest and foreign exchange differences on the financing of its concessions between 1999 and 2000. For the purpose of the initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1 as described in item b.1.2.(a), and reversed the capitalized financial charges.

c.3) Asset retirement obligations: The Company recognizes as an asset retirement obligation the present value of the estimated costs to be incurred upon the disassembly and removal of cell phone towers and equipment at leased sites. The contra-entry for this provision is recognized under property, plant and equipment and the depreciation is calculated based on the useful lives of the corresponding assets. Until December 31, 2008 the Company followed Statement of Financial Accounting Standards (SFAS) 143 “Accounting for Asset Retirement Obligations” issued by the Financial Accounting Standards Board (FASB), under which future obligation on account of the disassembly and removal of cell phone towers should be stated as a provision at present value, taking into account the historical discount rates on the dates when the provision was recorded. With the adoption of ICPC 12 – Changes in Liabilities through Decommissioning, Restoration and Other Similar Liabilities (IFRIC 1), the provision for the disassembly and removal of cell phone towers should reflect the effects of changes in the discount rates prevailing from one period to the next. Therefore, the Company made the adjustment at the transition date.

c.4) Business combination:

Acquisition of HOLDCO/Intelig: On April 16, 2009, at a meeting of the Board of Directors, the Company entered into a Merger Agreement with its controlling shareholder, TIM Brasil and JVCO Participações Ltda. (“JVCO”), with Docas Investimentos S.A. as intervening party, in order to acquire the indirect control of Intelig. This acquisition would occur through the merger into the Company of HOLDCO Participações Ltda. (“HOLDCO”), a company controlled by JVCO, and which in turn, would control, following the conclusion of the merger, 100% of the share capital of Intelig.

ANATEL, by means of Act No. 4634, of August 11, 2009, published in the Federal Official Gazette (DOU) on August 14, 2009, gave its approval to this transaction hereby presented, and also granted a period of 18 months for the elimination of the geographical overlapping of Switched Fixed Telephone Service (STFC) concessions held by TIM Celular and Intelig, in light of the connection between the two as a result of the aforementioned merger.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

At December 30, 2009, during the Special Shareholders Meeting, the shareholders of TIM Participações approved the merger of HOLDCO, an entity that held 100% of the share capital of Intelig, into TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares (43,356,672 common shares and 83,931,352 preferred shares)  in the name to JVCO.

Thus, TIM Participações became the controlling shareholder of Intelig, a company which held specific authorizations to render private fixed communication services with operations in the whole country, operating predominantly in the market for local, long distance and international calls and data transmission.

In accordance with the old BRGAAP, the acquisition was recorded at the net book value of the assets acquired as of the base date November 30, 2009; however, for the implementation of the new accounting rules (CPC 15 –Business Combination and IFRS3 R), the acquisition was  recorded as of December 31, 2009 (acquisition date), considering: a) the fair value of the acquisition cost was established based on the valuation of common and preferred shares of TIM Participações, taking into account the market (trade) value of the shares on December 30, 2009, totaling R$739,729; and b) the identifiable assets purchased, the contingencies and the liabilities assumed in the business combination were measured at their fair value on the date of acquisition.

The table below includes the fair value of the identified assets acquired and liabilities assumed on the date of acquisition.

Assets
Cash and cash equivalents	132,816
Accounts receivable	126,353
Taxes recoverable	23,074
Court deposits	33,453
Property, plant and equipment	780,845
Intangible assets	135,850
Other assets	25,114
Total identifiable assets purchased	1,257,505

Liabilities	(342431)
Loans	(118,402)
Contingencies	(140,107)
Long-term taxes and contributions	(101,311)
Other liabilities	(25,540)
Total liabilities assumed	(727,791)

Net identifiable assets acquired	529,714

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

As result of the adjustment to fair value of the identified assets acquired and liabilities assumed from Intelig upon the acquisition of the company, the fair value of the net assets purchased totaled R$529,714. Thus, we concluded that the amount of R$ 739,729, paid upon the acquisition of Intelig on December 30, 2009, exceeded the fair value of the net assets by R$210,015. Said surplus amount was recorded as goodwill and is based on expectations of future profitability of Intelig, supported by the projections prepared by the Company together with investment banks.

If such transaction had occurred as of January 1, 2009, the net revenue and net income for the period ended December 31, 2009, considering the combination of TIM Participações and its subsidiaries with Intelig, would have been R$ 13,747,028 and R$ 801,223, respectively.

c.5) Deferred Assets: As permitted by Law No. 11638/07, the Company maintained, in deferred assets, pre-operational expenses recorded up to December 31, and amortized them over their remaining useful life. For the purpose of restating the financial statements and initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1, as described in item b.1.2.(a), and reversed its pre-operating expenses at the transition date.

c.6) Equity Pick-up (parent company): This relates to equity adjustments due to the effects of the application of the CPCs adjustments by the subsidiaries.

c.7) Reclassifications: as a result of the application of the CPCs and adjustments to  best  accounting practices observed in the market and used by our controlling shareholders, the Company and its subsidiaries made a number of reclassifications in the  statement of income, as described below:

c.7.1 Deferred income and social contribution taxes: reclassified from “Current Assets” to “Non-Current Assets” and when applicable are presented on a net basis;

c.7.2 Direct taxes and contributions recoverable: reclassified from “Taxes and contributions recoverable” to “Direct taxes and contributions recoverable”;

c.7.3 Direct taxes and contributions payable: reclassified from “Taxes and contributions payable” to “Direct taxes and contributions payable”;

c.7.4 Subsidies on the sale of handsets: reclassified from “Prepaid expenses” to “Intangible assets”.

c.7.5 Contributions to Fust/Funttel: reclassified from “Deductions from gross revenue” to “Other operating expenses”;

c.7.6 Revenues from the sale of SIM cards: reclassified from “Sale of goods” to “Other telecommunications revenues”;

c.7.7 Amortization of subsidies on the sale of handsets: reclassified from “Cost of goods sold” to “Amortization of intangible assets ”;

c.7.8 Provision for labor contingencies: reclassified from “Other operating expenses” to “Personnel expenses” under “General and Administrative Expenses;

c.7.9 Reversal of provision for labor contingencies: reclassified from “Other operating expenses” to “Personnel Expenses” under “General and administrative expenses”;

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

c.8 Acquisition of  non-controlling interest:

Acquisition of shares from non-controlling shareholders of the former Telesc and CTMR (merged into the former TIM Sul, which in turn in 2006 was merged into TIM Celular): In accordance with the old BRGAAP, goodwill was booked upon the acquisition of shares at amounts greater than book value. With the adoption of CPC 15 – Business Combination / IFRS3R, the effect of the acquisition of shares from non-controlling shareholders that occurred in 2002 was recorded in equity (before IFRS transition date) and consequently the balance of the goodwill remaining as of December 31, 2008 in the amount of R$3,547 was eliminated at the transition date, applying the exemption allowed under IFRS 1 as described in item b.1.2.(a).

Acquisition of shares in TIM Sul and TIM Nordeste with shares issued by TIM Participações: In 2005, the Company acquired 100% of the shares held by non-controlling shareholders in TIM Sul and TIM Nordeste Telecomunicações with shares issued by TIM Participações S.A., converting the aforementioned companies into wholly owned subsidiaries. At the time this transaction was recorded in the financial statements at the book value of these shares, with no goodwill recognized for the difference in the market value of the shares acquired. For the purpose of the initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1 as described in item b.1.2.(a), and recorded the goodwill in the amount of R$157,555, wich was calculated when the Company IFRS financial statements were reported to its controller shareholder in 2005.

d.    In the charts below, the Company presents the amounts corresponding to the impacts generated in the Parent Company  and Consolidated Balance Sheets as of January 1, 2009 (transition date) and December 31, 2009 (comparison period), and in the Parent Company’s and Consolidated Statements of Income for the year ended December 31, 2009. The chart also presents the reconciliation of equity (parent company and consolidated) and net income for these periods (parent company and consolidated). This accounting information is being restated to reflect the application of the aforementioned adjustments and reclassifications.

d1.   Reconciliation of  equity – parent company

	Note	12/31/2009	1/1/2009

Equity as published		8,282,093	7,790,456

Business combination	2c.4	263,625
Acquisition of non-controlling interest	2c.8	157,556	157,556
Equity pick-up	2c.6	(122,367)	(248,847)
Others	2c.4	(3,547)	(3,547)

Adjusted equity		8,577,360	7,695,618

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d2.        Reconciliation of equity – consolidated

	Note	12/31/2009	1/1/2009

Equity as published		8,282,093	7,790,456

Business combination – Intelig aquisition	2c.4	280,327	-
Acquisition of non-controlling interest	2c.8	157,556	157,556
Capitalized finance charges	2c.2	(110,982)	(148,037)
Deferred charges	2c.5	(110,979)	(149,029)
Asset retirement obligations	2c.3	14,999	18,868
Deferred income and social contribution taxes	2c.1	67,893	29,351
Others	2c.8	(3,547)	(3,547)

Adjusted equity		8,577,360	7,695,618

d3.            Reconciliation of net income for the period – parent company

	Note	12/31/2009

Net income as published		214,893

Equity pick-up	2c.6	126,480

Adjusted net income		341,373

d4.            Reconciliation of net income for the period – consolidated

	Note	31/12/2009

Net income as published		214,893

Capitalized finance charges	2c.2	37,055
Asset retirement obligations	2c.3	(3,869)
Deferred charges	2c.5	38,050
Net income of Intelig for December 2009	2c.4	16,702
Deferred income and social contribution taxes	2c.1	38,542

Adjusted net income		341,373

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.5       Reconciliation of the Parent Company Balance Sheet as of January 1, 2009 -Transition date:

			Parent company
	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Assets

Current assets
Cash and cash equivalents	5		35,968	-	35,968
Financial investments	6		4,016	-	4,016
Dividends receivable	-		174,722	-	174,722
Indirect taxes and contributions recoverable	9	2c.7.2	1,067	(1,067)	-
Direct taxes and contributions recoverable	10	2c.7.2	-	1,067	1,067
Other assets	14		215	-	215
			215,988	-	215,988

Non-current assets
Financial investments	6		311	-	311
Indirect taxes and contributions	9	2c.7.2	6,257	(6,257)	-
Direct taxes and contributions recoverable	10	2c.7.2	-	6,257	6,257
Judicial deposits	13		5,467	-	5,467

Investiments	15	2c.6	7,788,868	(248,847)	7,540,021
Intangíble	17	2c.4	3,547	154,009	157,556
			7,804,450	(94,838)	7,709,612

Total assets			8.020.438	(94,838)	7,925,600

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
			Parent company
	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Liabilities and Equity

Current liabilities
Suppliers	18		768	-	768
Labor obligations	20		27	-	27
Indirect taxes and contributions payable	21	2c.7.3	17	(6)	11
Direct taxes and contributions payable	22	2c.7.3	-	6	6
Dividends payable	26		193,365	-	193,365
Other obligations	23		4,121	-	4,121
			198,298	-	198,298

Non-current liabilities
Provision for contingencies	24		6,520	-	6,520
Actuarial liabilities	37		4,717	-	4,717
Other obligations	23		20,447	-	20,447
			31,684	-	31,684

Equity
Capital stock	26		7,613,610	-	7,613,610
Capital reserves	26		34,330	157,556	191,886
Profit reserves	26		142,516	-	142,516
Accumulated losses	26		-	(252,394)	(252,394)
			7,790,456	(94,838)	7,695,618

Total liabilities and equity			8,020,438	(94,838)	7,925,600

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.6       Reconciliation of the Company’s Consolidated Balance Sheet as of January 1, 2009 -Transition date:

			Consolidated
	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Assets

Current assets
Cash and cash equivalents	5		1,531,543	-	1,531,543
Financial investments	6		23,048	-	23,048
Accounts receivable	7		2,635,355	-	2,635,355
Inventories	8		548,514	-	548,514
Indirect taxes and contributions recoverable	9	2c.7.2	603,353	(288,726)	314,627
Direct taxes and contributions recoverable	10	2c.7.2	-	288,726	288,726
Deferred income and social contribution taxes	11	2c.7.1	49,451	(49,451)	-
Prepaid expenses	12	2c.7.4	155,825	(134,865)	20,960
Derivative transactions	36		260,925	-	260,925
Other assets	14		26,839	-	26,839
			5,834,853	(184,316)	5,650,537

Non-current assets
Financial investments	6		9,911	-	9,911
Indirect taxes and contributions	9	2c.7.2	226,975	(70,836)	156,139
Direct taxes and contributions recoverable	10	2c.7.2	-	70,836	70,836
Deferred income and social contribution taxes	11	2c.1, 7.1	110,763	78,802	189,565
Judicial deposits	13		143,924	-	143,924
Prepaid expenses	12		13,693	-	13,693
Derivative transactions	36		126,648	-	126,648
Other assets	14		7,268	-	7,268

Property, plant and equipment	16	2c.2,3	4,799,094	(45,294)	4,753,800
Intangíble assets	17	2c.2, 4, 7.4	4,817,312	170,263	4,987,575
Deferred charges		2c.5	149,029	(149,029)	-
			10,404,617	54,742	10,459,359

Total assets			16,239,470	(129,574)	16,109,896

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

			Consolidated
	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Liabilities and Equity

Current
Suppliers	18		3,328,714	-	3,328,714
Loans and financing	19		1,482,705	-	1,482,705
Derivative transactions	36		52,448	-	52,448
Labor obligations	20		106,991	-	106,991
Indirect taxes and contributions	21	2c.7.3	601,779	(129,821)	471,958
Direct taxes and contributions payable	22	2c.7.3	-	129,821	129,821
Dividends payable	26		193,365	-	193,365
Other obligations	23		113,639	-	113,639
			5,879,641	-	5,879,641

Non-current liabilities
Loans and financing	19		2,066,514	-	2,066,514
Derivative transactions	36		10,814	-	10,814
Provision for contingencies	24		253,370	-	253,370
Actuarial liabilities	37		6,425	-	6,425
Asset retirement obligations	25	2c.3	211,803	(34,736)	177,067
Other obligations	23		20,447	-	20,447
			2,569,373	(34,736)	2,534,637

Equity
Capital stock	26		7,613,610	-	7,613,610
Capital reserve	26		34,330	157,556	191,886
Profit reserves	26		142,516	-	142,516
Accumulated losses	26		-	(252,394)	(252,394)
			7,790,456	(94,840)	7,695,616

Total liabilities and equity			16,239,470	(129,574)	16,109,896

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.7       Reconciliation of the Parent Company Balance Sheet as of December 31, 2009

			Parent company
	Note	Note on adjustments	Balance Sheet as of 12/31/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 12/31/09 – after adjustments

Assets
Current assets
Cash and cash equivalents	5		35,958	-	35,958
Financial investments	6		40	-	40
Dividends receivable	9	2c.7.2	190,000	-	190,000
Indirect taxes and contributions recoverable	10	2c.7.2	1,005	(1,005)	-
Direct taxes and contributions recoverable	14		-	1,005	1,005
Other assets			135	-	135
			227,138	-	227,138

Non-current assets
Financial investments	6		342	-	342
Indirect taxes and contributions	9	2c.7.2	7,331	(7,331)	-
Direct taxes and contributions recoverable	10	2c 7.2	-	7,331	7,331
Judicial deposits	13		11,630	-	11,630

Investments	15	2c.6	8,299,944	141,258	8,441,202
Intangíble	17	2c.4	3,547	154,009	157,556
			8,322,794	295,267	8,618,061

Total assets			8,549,932	295,267	8,845,199

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
			Parent company
	Note	Note on adjustments	Balance Sheet as of 12/31/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 12/31/09 – after adjustments
Liabilities and Equity
Current liabilities
Suppiers	18		5,818	-	5,818
Labor obligations	20		50	-	50
Indirect taxes and contributions payable	21	2c.7.3	13	(4)	9
Direct taxes and contributions payable	22	2c.7.3	-	4	4
Dividends payable	26		224,652	-	224,652
Other obligations	23		1,660	-	1,660
			232,193	-	232,193

Non-current liabilities
Provision for contingencies	24		3,998	-	3,998
Actuarial liabilities	37		4,782	-	4,782
Other obligations	23		26,866	-	26,866
			35,646	-	35,646

Equity
Capital stock	26		8,149,096	-	8,149,096
Capital reserves	26	2c.4	15,569	380,560	396,129
Profit reserves	26		158,049		158,049
Acummulated losses	26	2c.4, 2c.6	(40,621)	(85,293)	(125,914)
			8,312,043	295,267	8,577,360

Total liabilities and equity			8,549,932	295,267	8,845,199

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.8       Reconciliation of the Company’s Consolidated Balance Sheet as of December 31, 2009

			Consolidated
	Note	Note on adjustments	Balance Sheet as of 12/31/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 12/31/09 – after adjustments
Assets
Current assets
Cash and cash equivalents	5		2,413,024	-	2,413,024
Financial investments	6		146,145	-	146,145
Accounts receivable	7		2,443,424	-	2,443,424
Inventories	8		406,434	-	406,434
Indirect taxes and contributions recoverable	9	2c.7.2	905,308	(440,693)	464,615
Direct taxes and contributions recoverable	10	2c.7.2	-	440,693	440,693
Deferred income and social contribution taxes	11	2c.7.1	32,709	(32,709)	-
Prepaid expenses	12	2c.7.4	238,270	(213,580)	24,690
Derivative transactions	36		49,237	-	49,237
Other assets	14		94,390	-	94,390
			6,728,941	(246,289)	6,482,652

Non-current assets
Financial investments	6		16,567	-	16,567
Accounts receivable	7		41,269	-	41,269
Indirect taxes and contributions recoverable	9		221,738	(41,706)	180,032
Direct taxes and contributions recoverable	10	2c.7.2	-	41,706	41,706
Deferred income and social contribution taxes	11	2c.7.2	196,886	100,601	297,487
Judicial deposits	13	2c.1, 7.1	227,521	-	227,521
Prepaid expenses	12		9,847	-	9,847
Derivative transactions	36		29,027	-	29,027
Other assets	14		11,863	-	11,863

Property, plant and equipment	16	2c.2, 3	5,323,174	270,598	5,593,772
Intangible assets	17	2c.2, 4, 7.4	4,494,342	496,370	4,990,712
Deferred charges		2c.5	110,979	(110,979)	-
			10,683,213	756,590	11,439,803

Total assets			17,412,154	510,301	17,922,455

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
			Consolidated
	Note	Note on adjustments	Balance Sheet as of 12/31/09 – before adjustments	Adjustments/ reclassifications pursuant to CPCs/IFRS	Balance Sheet as of 12/31/09 – after adjustments
Liabilities and Equity
Current liabilities
Suppliers	18		3,099,982	-	3,099,982
Loans and financing	19		1,417,363	-	1,417,363
Derivative transactions	36		48,122	-	48,122
Labor obligations	20		107,863	-	107,863
Indirect taxes and contributions	21	2c.7.3	726,497	(162,645)	563,852
Direct taxes and contributions payable	22	2c.7.3	-	162,645	162,645
Dividends payable	26		224,652	-	224,652
Other obligations	23		115,450	-	115,450
			5,739,929		5,739,929

Non-current liabilities
Loans and financing	19		2,742,595	-	2,742,595
Derivative transactions	36		113,200	-	113,200
Provision for contingencies	24		208,167	116,341	324,508
Indirect taxes and contributions recoverable	21	2c.7.3	29,141	(23,984)	5,157
Direct taxes and contributions recoverable	22	2c.7.3	-	23,984	23,984
Deferred income and social contribution tax				96,154	96,154
Actuarial liabilities	37		7,527	-	7,527
Asset retirement obligations	25	2c.3	237,096	2,539	239,635
Other obligations	23		52,406	-	52,406
			3,390,132	215,034	3,605,166

Equity
Capital stock	26		8,149,096	-	8,149,096
Capital reserves	26		15,569	380,560	396,129
Profit reserves			158,049	-	158,049
Accumulated losses			(40,621)	(85,293)	(125,914)
			8,282,093	295,267	8,577,360

Total liabilities and equity			17,412,154	510,301	17,922,455

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.9       Reconciliation of the parent company statement of income for the year ended December 31, 2009

			Parent company
	Note	Note on adjustments	Statement of income - published	Adjustments/ reclassifications pursuant to CPCs/IFRS	Statement of income -restated

Operating income (expense)
General and administrative	30	2c.7.8, 9	(15,041)	1,686	(13,355)
Equity pick-up			224,973	126,480	351,452
Other operating expense	31	2c.7.8	2,007	(1,686)	322
			211,939	126,480	338,419

Operating profit			211,939	126,480	338,419

Financial income (expenses):
Financial income	32		4,551	-	4,551
Financial expenses	33	2c.2, 3	105	-	105
			4,656	-	4,656

Income before income tax and social contribution			216,595	126,480	343,075

Income tax and social contribuiton	34	2c.2	(1,702)	-	(1,702)

Net income for the year			214,893	126,480	341,373

Other comprehensive income			-	-	-

Total comprehensive income			214,893	126,480	341,373

Atributable to:
Owners of the parent			214,893	126,480	341,373

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.10     Reconciliation of the consolidated statement of income for the year ended December 31, 2009

			Consolidated
	Note	Nota ajuste	Statement of income in 12/31/09 Published	Ajustes/ reclassificações conforme CPC's/IFRS	Statement of income in 12/31/09 restated

Net operating revenue	27		13,105,935	52,199	13,158,134

Cost of services provided and goods sold	28	2c.2, 3 e 5	(6,723,182)	50,813	(6,672,369)

Gross profit			6,382,753	103,012	6,485,765

Operating revenues (expenses)
Selling	29		(4,450,079)	13,328	(4,436,751)
General and administrative	30	2c.7.8 e 9	(1,070,536)	37,098	(1,033,438)
Other operating expenses	31	2c.7.8	(385,113)	(77,001)	(462,114)
			(5,905,728)	(26,575)	(5,932,303)

Operating income			477,025	76,437	553,462
				-
Receitas (despesas) financeiras				-
Financial revenue	32		834,126	(298)	833,828
Financial expense	33	2c.2 e 3	(1,090,742)	11,799	(1,078,943)
			(256,616)	11,501	(245,115)
				-
Income before income tax and social contribution			220,409	87,938	308,347
				-
Income tax and social contribution	34	2c.2	(5,516)	38,542	33,026
				-
Net income for the period			214,893	126,480	341,373

Other comphreensive income

Total comphreensive income			214,893	126,480	341,373

Atributable to:
Owners of the parent			214,893	126,480	341,373

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

e.   Reconciliation of the quarterly financial information – ITR

As permitted by CVM Resolution 656, the Company decided not to present the restated Quarterly Financial Information – (ITR) at this date. Accordingly, to comply with the requirements of the resolution, the Company presents below the reconciliation of the equity as of March 31, June 30 and September 30, 2010 and 2009, and for the quarters then ended:

e.1       Reconciliation of equity – parent company

	Note	9/30/2010	6/30/2010	3/31/2010

Equity as published		8,552,155	8,419,090	8,317,615

Business combination	2c.4	280,327	280,327	280,327
Acquisition of non-controlling interest	2c.8	157,556	157,556	157,556
Equity pick-up	2c.6	(68,067)	(89,870)	(114,438)
Others	2c.4	(3,547)	(3,547)	(3,547)

Adjusted equity		8,918,424	8,763,556	8,637,513

	Note	9/30/2009	6/30/2009	3/31/2009

Eequity as published		7,696,795	7,631,195	7,646,442

Acquisition of non-controlling interest	2c.8	157,556	157,556	157,556
Equity pick-up	2c.6	(205,822)	(224,378)	(243,219)
Others	2c.4	(3,547)	(3,547)	(3,547)

Adjusted equity		7,644,982	7,560,826	7,557,232

e.2       Reconciliation of equity – Consolidated

	Note	9/30/2010	6/30/2010	3/31/2010

Equity as published		8,546,504	8,413,439	8,312,043

Business combination – Intelig aquisition	2c.4	280,327	280,327	280,327
Acquisition of non-controlling interest	2c.8	157,556	157,556	157,556
Capitalized finance charges	2c.2	(85,593)	(93,728)	(102,423)
Deferred charges	2c.5	(82,442)	(91,954)	(101,467)
Asset retirement obligations	2c.3	24,674	21,446	18,070
Fixed assets at fair value		17,055	12,541	6,482
Deferred income and social contribution taxes	2c.1	58,239	61,825	64,900
Others	2c.8	(3,547)	(3,547)	(3,547)

Adjusted´equity		8,912,773	8,757,905	8,631,941

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
	Note	9/30/2009	6/30/2009	3/31/2009

Equity as published		7,696,795	7,631,195	7,646,442

Acquisition of non-controlling interest	2c.8	157,556	157,556	157,556
Capitalized finance charges	2c.2	(119,741)	(128,857)	(138,274)
Deferred charges	2c.5	(120,492)	(130,004)	(139,517)
Asset retirement obligations	2c.3	12,478	10,083	7,697
Deferred income and social contribution taxes	2c.1	21,933	24,400	26,875
Others	2c.8	(3,547)	(3,547)	(3,547)

Adjusted equity		7,644,982	7,560,826	7,557,232

e.3       Reconciliation of quarterly net income  – parent company

	Note	9/30/2010	6/30/2010	3/31/2010

Net income published		261,717	136,997	35,522

Equity pick-up	2c.8	71,002	49,199	24,631

Adjusted net income		332,719	186,196	60,153

	Note	9/30/2009	6/30/2009	3/31/2009

Loss published		(98,450)	(159,261)	(144,014)

Equity pick-up	2c.6	43,025	24,469	5,628

Adjusted Loss		(55,425)	(134,792)	(138,386)

e.4       Reconciliation of quarterly net income - consolidated

	Note	9/30/2010	6/30/2010	3/31/2010

Net income as published		256,066	131,346	29,950

Capitalized finance charges	2c.2	25,389	17,254	8,559
Asset retirement obligations	2c.3	28,537	19,025	9,512
Deferred charges	2c.5	9,675	6,447	3,071
Fixed assets at fair value	2.c 4	17,055	12,541	6,482
Deferred income tax and social contribution	2c.1	(9,654)	(6,068)	(2,993)

Adjusted net income		327,068	180,545	54,581

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
	Note	9/30/2009	6/30/2009	3/31/2009

Loss published		(98,450)	(159,261)	(144,014)

Capitalized finance charges	2c.2	28,296	19,180	9,763
Asset retirement obligations	2c.3	(6,390)	(8,785)	(11,171)
Deferred charges	2c.5	28,537	19,025	9,512
Deferred income tax and social contribution	2c.1	(7,418)	(4,951)	(2,476)

Adjusted Loss		(55,425)	(134,792)	(138,386)

3.    Summary of the main accounting practices

The accounting practices presented below are equally applicable to the financial statements of the parent company (BRGAAP) and the consolidated statements (BRGAAP/IFRS).

a.       Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits at banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b.      Financial investments

Financial investments maturing within more than three months from balance sheet date are recorded at fair value, as current and noncurrent assets, on the balance sheet date.

c.       Financial Assets and liabilities

c.1. Financial assets

c.1.1         Classification

       The group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

       Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets.The Company does not use hedge accounting.

(b) Loans and receivables

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

       Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The group’s loans and receivables comprise ‘trade and other receivables’.

C.1.2         Recognition and measurement

       Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

       Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other (losses)/gains – net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the group’s right to receive payments is established.

       The fair values of publicly investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

c.1.3         Offsetting financial instruments

       Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

 c.1.4        Impairment of financial assets

(a)   Assets carried at amortized cost

       The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

       The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or obligor;

•       a breach of contract, such as a default or delinquency in interest or principal payments;

•       the group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the group would not otherwise consider;

•       it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

       (i) adverse changes in the payment status of borrowers in the portfolio;

       (ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.

The group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.  If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

       If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

c.2. Financial liabilities

Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, fair value derivatives and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i)     Financial liabilities measured at fair value through income: these are financial liabilities usually traded before maturity, liabilities designated on initial recognition as to be measured at fair value and derivatives. At each balance sheet date they are measured at their fair value. The interest rate, monetary restatement, exchange variation and variations arising valuation at fair value, where applicable, are recognized in income as incurred as financial revenues and expenses. In this category there are basically the derivative financial instruments;

(ii)   Financial liabilities not measured at fair value: these are non-derivative financial liabilities not usually traded before maturity. Upon initial recognition they are measured at the

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

amortized cost, according to the effective interest rate method. The interest rate, monetary restatement, exchange variation and variations arising from valuation at fair value, where applicable, are recognized to income as incurred as financial revenues and expenses.

d.      Accounts receivable

Accounts receivable from telecommunications service customers are calculated at the rate in effect on the date of service rendering. Accounts receivable also include unbilled services, receivables from network use (interconection) and receivables from sales of handsets and accessories.

e.       Inventories

Inventories are stated at the lower of the average acquisition cost and net realizable value.

f.       Prepaid expenses

Prepaid expenses are shown at the amount actually disbursed and not yet incurred. They are allocated to income as incurred.

g.       Investments

The equity interests in subsidiaries are recorded on the equity method only in the parent company financial statements.

h.      Property, plant and equipment

 Property, plant and equipment are shown at acquisition and/or construction cost, net of accumulated depreciation and impairment, when applicable. The depreciation is calculated by the straight-line method considering the useful life of the assets involved and their residual value. The Company records its assets by components.

The estimated costs to be incurred on disassembly of towers and equipment at leased sites are capitalized and depreciated over the useful lives of these assets. The Company records provisions for asset retirement obligations based on the present value of estimated costs to be incurred on disassembly of towers and equipment on leased sites. The counterpart of this provision is recognized as property, plant and equipment, and depreciation is calculated based on the useful lives of the corresponding assets. The interest recognized on ths unwinding of the present value calculation is booked as financial expenses. The recording of this provision is in accordance with ICPC 12 – Changes in liabilities due to retirement, restoration and other similar liabilities (equivalent to IFRIC 1).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other (losses)/gains – net’ in the income statement.

i.        Intangible assets

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The intangible assets are measured at historical cost less accumulated amortization and impairment, when applicable, and reflect: (i) the purchase of authorizations and radio frequency band licensing;  (ii) software in use and/or under development, and (iii) subsidies on the sale of phone sets and mini modems. They also include goodwill.

The amortization expenses are calculated on the straight-line method over the useful life of assets, as follows: five years for software and fifteen years for authorizations and radio frequency bands.

The estimated useful lives of intangible assets are regularly reviewed in order to reflect technological changes.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the assets and liabilities of the acquired subsidiary. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. If an acquisition results in negative goodwill, it is recorded as a gain in the income statement at the date of the acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, segregated by operating segment.

Software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;

- management intends to complete the software product and use or sell it;

- there is an ability to use or sell the software product;

- it can be demonstrated how the software product will generate probable future economic benefits;

- adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

- the expenditure attributable to the software product during its development can be reliably measured.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives.

Subsidies on the sale of handsets and mini-modems

The Company offers subsidies on the sale of handsets and mini-modems for post-paid clients, as formalized by the proper contracts. The funds disbursed are recorded as intangible assets, in accordance with IAS 38/CPC 04.

Subsidies on the sale of handsets and mini-modems to post-paid subscribers are amortized using the straight-line method over the minimum period of the service agreement entered into by clients (12 months). The exit penalties for clients who cancel their subscriptions or migrate to a pre-paid system prior to the end of the contract are invariably greater than the subsidy granted on the sales of handsets and mini-modems.

j.        Long lived assets impairment

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

k.      Suppliers

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

l.        Loans and financing

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

m.    Provisions

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may probably require disbursement of economic resources. Some liabilities involve uncertainties concerning term and value, and are estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of the related risks.

n.       Income and social contribution taxes – current and deferred

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement.There are no income tax and social contribution charged to comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recorded for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Pursuant to Constitutive Reports 0144/2003 and 0232/2003 issued by ADENE (Agency for Development of the Northeast) on March 31, 2003, TIM Celular became a beneficiary of a fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable additional taxes, for a 10-year period from 2002 through 2011, calculated based on the income from operation of its installed capacity for digital mobile cell telephone services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable additional taxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the income from operation of its installed capacity for analogical mobile cell telephone services.

o.      Provision for contingencies

This provision is set up based on the opinion of the Company’s internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

p.      Revenue recognition

Revenues from mobile services basically comprise monthly subscriptions, use of minutes, roaming charges and long distance calls and are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably.

•           Revenues from services rendered

Revenues from cell telephone services is recognized based on the minutes of use, net of credits and adjustments related to discounts granted on services. Such revenues are recognized only when the service can be measured in a reliable manner. Billing are recognized monthly, and the unbilled revenues between the date of the billing and the end of the month are identified, processed and recognized in the month in which the services were rendered.

Revenues from interconnection traffic and roaming are reported gross of the amounts due to other telecommunication operators. Revenues from services in the pre-paid system are recognized when the services are rendered to clients, based on minutes used. Minutes not used related to pre-paid system are recorded as deferred revenues and appropriated to income when the service is used.

•           Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modens and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer. A portion of such

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

revenues is related to contracts with a minimum contractual period of 12 months and includes an enforced termination penalty. For these contracts, the subsidized acquisition cost of handsets is capitalized as “Intangible assets”.

q.      Pension plans and other post-employment benefits

The Company and its subsidiaries have defined benefit plans. Typically defined benefit plans establishe an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, which exceed 10% of the plan assets or 10% of the plan liabilities, are charged or credited to profit or loss for the expected remaining period of employee services.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

r.        Transactions in foreign currency

Transactions in foreign currency are recognized at the exchange rate in force on the date of the transaction. Monetary assets and liabilities in foreign currency are converted into Reais at the exchange rate in force on the date of the balance sheet, as disclosed by the Central Bank of Brasil. Realized and unrealized exchange gains or losses are recognized in the income statement when they occur.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘financial income or expense’. All other foreign exchange gains and losses are presented in the income statement within ‘other (losses)/gains – net’.

s.       Employees profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the relevant targets disclosed to their employees and approved by the Board of Directors. These

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

t.        Dividends

A dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements at year-end based on the company’s By-laws. Any amount that exceeds the minimum required is only provided on the date when it is approved by the shareholders at the general meeting.

u.      New pronouncements, changes and IFRS interpretations

     The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after January 1, 2011 or later periods but the group has not early adopted them.

.    IFRS 9, "Financial instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: Recognition and Measurement'. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption.

.    IAS 24 (revised), ‘Related party disclosures’, issued in November 2009, which supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted.

     The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The group will apply the revised standard from January 1, 2011. When the revised standard is applied, the group and the parent company will need to disclose any transactions between its subsidiaries and its associates. The group is currently putting systems in place to capture the necessary information. It is, therefore, not possible at this stage to disclose the impact, if any, of the revised standard on the related party disclosures.

.    IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the revised standard from January 1, 2011. It is not expected to have any impact on the group or the parent company’s financial statements.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

4          Critical accounting estimates

            Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

            The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)        Long lived assets – impairment evaluation

            An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of the fair value less selling costs or the value-in-use. The calculation of the fair value less selling costs is based on available information on transactions involving the sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value-in-use is based on the discounted cash flow model. Cash flows are based on the budget for the next ten years and do not include reorganization activities with which the Company has not yet committed or significant future investments that may improve the assets comprising the cash-generating unit being tested. The recoverable value depends on the discount rate used in the discounted cash flow method, as well as on expected cash receipts and the growth rate used for extrapolation purposes.

(b)        Income tax and social contribution

            Current and deferred income tax and social contribution are calculated based on prudent interpretations of applicable legislation. This process usually involves complex estimates to determine taxable income and deductible or taxable temporary differences. In particular, deferred income tax and social contribution asset on tax losses and temporary differences are recognized to the extent that the availability of the related future taxable profits is probable. Measuring the recoverability of deferred income tax and social contribution on tax losses and temporary differences takes into consideration estimated future taxable income, and is based on conservative tax assumptions.

(c)        Allowance for doubtful accounts

            The allowance for doubtful accounts is  presented as a reduction in accounts receivable, and is based on the  subscriber portfolio profile, aging of past due bills, economic environment and risks involved in each case, at an amount considered sufficient to face any losses on the realization of such credits.

(d)        Provision for contingencies

            Contingencies are analyzed by management together with its legal advisors. In its analyses the Company considers factors such as the hierarchy of laws, existing case law, recent decisions by courts and their relevance in the Brazilian legal system. These analyses involve management judgments.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(e)        Fair value of financial assets and liabilities

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                     Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•                     Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•                     Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

5       Cash and Cash equivalents

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Cash at banks and on hand	240	95	119	104,024	350,225	272,918
Financial investments:
CDB	5,776	35,863	35,849	2,272,208	2,062,799	1,258,625
	6,016	35,958	35,968	2,376,232	2,413,024	1,531,543

Bank Deposit Certificates (CDB) are nominative securities issued by banks and sold to the public as a mean of fundraising. and can be negotiated at any time during the contract period.

6       Financial investments

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

CDB	117	42	4,019	31,561	162,292	32,650
Federal Public Securities	308	340	308	308	340	309
Investment fund units	-	-	-	-	80	-
	425	382	4,327	31,869	162,712	32,959

Current portion	(9)	(40)		(18,177)	(146,145)	(23,048)
Long-term portion	416	342		13,692	16,567	9,911

The average return on the Company’s investments is 100.73% of the Interbank Deposit Certificate (CDI) rate.

These investments are redeemable at any time, with no significant loss of recorded earnings, except for those classified as long-term, which are pledged as guarantee in legal proceedings.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

7       Trade accounts receivable

	Consolidated
	12.31.2010	12.31.2009	01.01.2009

Billed services	887,138	948,066	831,762
Unbilled services	624,962	560,080	560,513
Network use	596,166	915,393	867,426
Sale of goods	935,105	738,821	708,176
Other accounts receivable	110,895	39,513	29,581
	3,154,266	3,201,873	2,997,458

Allowance for doubtful accounts	(369,043)	(408,606)	(362,103)
	2,785,222	2,484,693	2,635,355

Current portion	(2,748,411)	(2,443,424)	(2,635,355)
Long-term portion	36,812	41,269	-

Variation in the allowance for doubtful accounts is as follows:

	Consolidated
	12.31.2010	12.31.2009	01.01.2009

Initial balance	408,606	362,103	455,939

Balance of company acquired	-	106,284	-
Allowance recorded	310,497	422,163	748,833
Write-Offs	(350,060)	(481,944)	(842,669)

Final Balance	369,043	408,606	362,103

The fair value of accounts receivable is presented as follows:

	Consolidated
	12.31.2010	12.31.2009	01.01.2009

Telecomunication services	3,043,371	2,853,786	2,967,877
Other accounts receivable	110,895	39,513	29,581
	3,154,266	2,893,299	2,997,458

The aging of accounts receivable is presented as follows:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
	Consolidated
	12.31.2010	12.31.2009	01.01.2009

Current	2,237,40	1,968,323	2,003,372
Overdue 0-30 days	160,621	86,584	19,128
Overdue 30-60 days	58,678	18,371	2,507
Overdue 60-90 days	343,810	332,053	395,309
Overdue more than 90 days	353,755	487,968	577,142

	3,154,266	2,893,299	2,997,458

8       Inventories

	Consolidated
	12.31.2010	12.31.2009	01.01.2009

Cell phone sets	205,381	370,426	517,436
Accessories and pre-paid cards	12,887	23,347	24,393
TIM "chips"	21,516	21,875	27,859
	239,784	415,648	569,688

Provision for adjustment to realizable value	(11,130)	(9,214)	(21,174)
	228,654	406,434	548,514

9       Indirect taxes and contributions recoverable

	Parent Company	Consolidated
	2010	12.31.2010	12.31.2009	01.01.2009

ICMS	-	679,350	642,272	470,766
Other	1	2,797	2,375	-
	1	682,147	644,647	470,766

Current portion	(1)	(494,036)	(464,615)	(314,627)
Long-term portion	-	188,111	180,032	156,139

The long-term portion basically refers to ICMS (VAT) on the subsidiaries´ acquisition of property, plant and equipment items.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

10       Direct taxes and contributions recoverable

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Income tax	8,374	7,330	7,322	262,647	170,736	100,590
Social contribution tax	1	-	-
PIS ans COFINS taxes	-	-	-	211,255	292,876	223,886
Other	377	1,006	2	27,393	18,787	35,086
	8,753	8,336	7,324	501,295	482,399	359,562

Current portion	(380)	(1,005)	(1,067)	(361,929)	(440,693)	(288,726)
Non-Current Portion	8,372	7,331	6,257	139,366	41,706	70,836

The Company and TIM Celular have filed suits to challenge the constitutionality of Law No. 9.718/98 regarding the expansion of the basis for calculation of the PIS and COFINS taxes, and prevent collection of PIS and COFINS on revenues other than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to management, the chance of a favorable ruling to the Companies is probable. The amounts involved are R$19,039 and R$44,302, respectevely monetarily restated.

11     Deferred income and social contribution taxes

Deferred taxes are calculated on income tax and social contribution losses and the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to offset temporary differences and/or tax losses, considering projections of future results based on internal assumptions and future economic scenarios, which may, therefore, suffer changes.

The offsetting amounts are as follows:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Parent Company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

Income tax losses	8,764	7,798	4,843	1,669,112	1,719,136	1,649,882
Social contribution losses	3,220	2,872	1,744	600,852	619,081	593,924
Temporary Differences
Allowance for doubtful accounts	-	-	-	126,003	139,501	123,115
Derivative transactions	-	-	-	48,853	28,240	(110,266)
Provision for contingencies	1,367	1,359	2,217	84,679	110,333	86,146
Accelerated depreciation of TDMA equipment	-	-	-	11,419	17,522	30,921
Adjustment to present value -3G licensing	-	-	-	24,660	26,602	29,130
Deferred income tax on CPC adjustments (note 3)	53,569	53,569	53,569	193,674	215,870	148,262
FISTEL court deposit		-	-	19,069		-
Income and social contribution taxes on the fair value of property, plant and equipment acquired in business combination (note 2.c4)	-	-	-	(83,708)	(96,154)	-
Other	1,787	1,626	6,150	18,431	(8,478)	33,839

	68,707	67,224	62,373	2,713,044	2,771,653	2,584,953

Valluation allowance	(68,707)	(67,224)	(62,373)	(1,064,020)	(2,570,320)	(2,395,388)
	-	-	-	1,649,024	201,333	189,565

Portion of Deferred Tax Assets	-	-		1,732,732	297,487	189,565
Portion of Deferred Tax Liabilities				(83,708)	(96,154)	-

TIM CELULAR

The subsidiary TIM Celular, based on the expectation of generating future taxable income, supported by  a technical study approved by management and reviewed by the Fiscal Council, recognized in 2010 the totality of its  deferred tax assets deriving from  tax losses, social contribution losses and temporary differences, which have no expiration period. Similarly to 2009, the Company evaluated the recognition of such tax credits based on the likelihood of recoverability, and recorded a deferred tax asset for the portion considered probable of being recovered. For the year ended December 31, 2010, the following main aspects supported the Company’s evaluation:

-          A significant reduction in the uncertainties in the macro-economic environment;

-          Substantial improvements in the Company’s financial and operational indicators, which result from the actions taken by the Company during the year, such as reformulation of the Company’s product and service portfolio and a differentiated price and handset subsidy strategy;

-          Results of the Company’s mergers (TIM Nordeste and Intelig), which generated an improvement in the operational and tax efficiency;

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Those factors, together with the robust results presented by the Company in 2010  and the revision of the projections, led to a scenario of reduced uncertainties about the recognition of the corresponding deferred tax assets.

Based on the technical study of generation of future taxable profits, TIM Celular estimates that these deferred tax assets will be recovered in the following years:

2011	399,796
2012	274,580
2013	277,114
2014	252,119
2015	244,312
2016 forward	284,811
1,732,732

The estimates of recovery of tax credits were based on the estimates of taxable profits, taking into account several financial and business assumptions considered at the conclusion of 2010. Consequently, these estimates may not be realized in the future, due to the inherent uncertainties in our forecasts.

INTELIG

Based on future taxable income projections and considering the history of tax losses, the subsidiary Intelig concluded that significant uncertainties exist in relation to the recoverability of tax losses, and accordingly it did not recognize the deferred tax assets. The amounts of such potential deferred tax assets are R$923,907 as of December 31, 2010, R$882,016 as of December 31, 2009 and R$871,080 as of January 1, 2009.

12     Prepaid expenses

	Consolidated
	12.31.10	12.31.09	01.01.09

Rentals and Insurance	26,930	17,220	14,069
Advertising not released	80,293	9,540	1,907
Other	1,165	7,777	18,677
	108,388	34,537	34,653

Current portion	(93,768)	(24,690)	(20,960)
Long-term portion	14,620	9,847	13,693

13        Court Deposits

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	12.31.2009

Civil	9,430	431	95	112,175	97,826	34,869
Labor	11,304	11,191	4,923	103,092	68,586	50,462
Tax (*)	7	8	449	170,148	61,108	58,593
Regulatory	-	-	-	104	-	-
	20,74	11,630	5,467	385,519	227,521	143,924

(*) In April 2008, Federal Law No. 11.652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular, and in March 2010 court deposits were made related to the contribution for 2010 in the amount of R$56,086. For this court deposit there is a provision in the same amount recorded under “Indirect taxes and contributions payable” in non-current liabilities. The writ of mandamus is pending court decision at the lower court. In the opinion of the Company's internal and external legal counsel, the risk of loss is probable.

14     Other assets

	Parent Company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

Advances to suppliers	-	-	-	61,403	81,210	11,958
Advances to employees	2	-	-	4,879	5,723	5,712
Tax incentives	-	-	-	13,533	13,358	14,260
Other assets	1,172	135	215	36,539	5,862	2,177
	1,174	135	215	116,354	106,253	34,107

Current portion	(1,174)	(135)	(215)	(98,591)	(94,390)	(26,839)
Long-term portion	-	-	-	17,763	11,863	7,268

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

15     Investments – Parent Company

(a) Interest in subsidiaries:

	2010
	TIM Celular	Intelig	Total

Number of shares held	31,506,833,561	3,2798,157,267

Interest in total capital	100%	100%

Shareholders' equity	9,435,865	717,372

Net income (Loss) for the year	2,243,626	(34,801)	2,208,825

Equity pickup	2,243,626	(34,801)	2,208,825

Investment amount	9,419,984	717,372	10,137,356
Special goodwill reserve	15,881	-	15,881
Investment amount	9,435,865	717,372	10,153,237

	2009
	TIM Celular	Intelig	Total

Number of shares held	31,506,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders' equity	7,701,473	739,729

Net income for the year	351,452	-	351,452

Equity pickup	351,452	-	351,452

Investment amount	7,685,592	739,729	8,425,321
Special goodwill reserve	15,881	-	15,881
Investment amount	7,701,473	739,729	8,441,202

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(b)Changes in investments in subsidiaries:

	TIM Celular	Intelig	Total

Investment as of January 1, 2009	7,540,021	-	7,540,021

Equity pickup	351,452		351,452
Dividends	(190,000)		(190,000)
Acquisition of Intelig	-	739,729	739,729

Investment as of December 31, 2009	7,701,473	739,729	8,441,202

Equity pickup	2,243,625	(22,356)	2,221.271
Dividends	(509,235)	-	(509,235)

Balance of investment as of December 31, 2010	9,435,863	717,372	10,153,237

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

16     Property, plant and equipment

(a) Variation in property, plant and equipment

	Consolidated
	Balance as of December 31, 2009	Additions	Disposals	Transferred	Balance as of December 31, 2010
Cost of property, plant and equipment, gross
Commutation / transmission equipment	8,538,467	-	-2,545	892,907	9,428,829
Fiber optic cables	463,384	-	-	3,054	466,438
Leased hand sets	1,212,042	-	-72,687	186,713	1,326,068
Infrastructure	2,049,973	-	-39	161,795	2,211,729
Computer assets	1,106,637	-	-	49,994	1,156,631
General use assets	432,980	-	-1,862	26,710	457,828
Plots of land	37,622	-	-	553	38,175
Construction work in progress	654,045	1,745,985	-	-1,321,726	1,078,304

Total property, plant and equipment, gross	14,495,150	1,745,985	-77,133	-	16,164,002

Accumulated depreciation
Commutation / transmission equipment	-5,763,613	-858,360	2,111	-	-6,619,862
Fiber optic cables	-	-30,934	-	-	-30,934
Leased hand sets	-865,764	-291,786	45,442	-	-1,112,108
Infrastructure	-1,137,850	-150,734	5,869	-	-1,282,715
Computer assets	-950,838	-79,676	905	-	-1,029,609
General use assets	-183,313	-37,164	-4,574	-	-225,051

Total Accumulated depreciation	-8,901,378	-1,448,654	49,753	-	-10,300,279

Property, plant and equipment, net
Commutation / transmission equipment	2,774,854	-858,360	-434	892,907	2,808,967
Fiber optic cables	463,384	-30,934	-	3,054	435,504
Leased hand sets	346,278	-291,786	-27,245	186,713	213,960
Infrastructure	912,123	-150,734	5,830	161,795	929,014
Computer assets	155,799	-79,676	905	49,994	127,022
General use assets	249,667	-37,164	-6,436	26,710	232,777
Plots of land	37,622	-	-	553	38,175
Construction work in progress	654,045	1,745,985	-	-1,321,726	1,078,304

Total property, plant and equipment, net	5,593,772	297,331	-27,380	-	5,863,723

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Balance as of January 1, 2009	Additions	Disposals (Write-offs)	Transferred	Intelig Balance	Balance as of December 31, 2009
Cost of property, plant and equipment, gross
Commutation / transmission equipment	7,726,698	563	-	563,332	248	8,538,467
Fiber optic cables	-	-	-	-	463,384	463,384
Leased hand sets	955	381	-123	380,566	-	1,212,042
Infrastructure	1,930,992	118	-	118,293	688	2,049,973
Computer assets	1,066,639	30	-	29,787	10	1,106,637
General use assets	352	56	-73	55,815	26	433
Plots of land	27,79	184	-	184	9,648	37,622
Construction work in progress	277	355	-	-1,147,977	23	654

Total property, plant and equipment, gross	12,334,725	1,502,720	-123,14	-	780,845	14,495,150

Accumulated depreciation
Commutation / transmission equipment	(4,994,315)	-769,344	46	-	-	(5,763,613)
Fiber optic cables	-	-	-	-	-	-
Leased hand sets	-637,697	-312,67	84,603	-	-	-865,764
Infrastructure	-984,322	-153,528	-	-	-	(1,137,850)
Computer assets	-822,231	-128,607	-	-	-	-950,838
General use assets	-142,36	-41,01	57	-	-	-183,313

Total accumulated depreciation	(7,580,925)	(1,405,159)	84,706	-	-	(8,901,378)

Property, plant and equipment, net
Commutation / transmission equipment	2,732,383	-206	46	563,332	248	2,774,854
Fiber optic cables	-	-	-	-	463,384	463,384
Leased hand sets	317	68	-38	380,566	-	346
Infrastructure	947	-35	-	118,293	688	912
Computer assets	244	-99	-	29,787	10	156
General use assets	209	15	-	55,815	26	250
Plots of land	27,79	184	-16	184	9,648	37,622
Construction work in progress	277	355	-	-1,147,977	23	654

Total Property, plant and equipment, net	4,753,800	97,561	-38,434	-	780,845	5,593,772

 (b) Depreciation rates

Average annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Leased hand sets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

In compliance with ICPC 10, the Company and its subsidiaries evaluated the useful lives of property, plant and equipment and concluded that no changes in the circumstances on which the estimates were based justified any changes in the useful lives currently estimated.

Operating technologies

The subsidiaries operate their service network using  GSM and 3G technologies. On December 31, 2010, no provision for loss on recovery of property, plant and equipment was deemed necessary.

17     Intangible assets

The authorizations for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, can be shown as follows:

(a) Variation in intangible assets

	Consolidated
	Balance as of December 31, 2009	Additions	Transfers	Write-offs	Balance as of December 31, 2010
Cost of intangible assets, gross

Software rights	6,115,624	746	746,174	-	6,861,798
Concession licenses	4,266,301	-	-	-	4,266,301
Subsidies on sales of devices and mini modems	1,521,244	290	290,336	-	1,811,580
Goods and facilities in progress	17	53	-1,036,510	-	70
Goodwill	367,571	-	-	-	367,571
Other assets	33,181	-	-	-	33,181

Total intangible assets, gross	12,320,429	1,089,775	-	-	13,410,204

Accumulated amortization
Software rights	(4,075,570)	-794,858	-	173	(4,870,255)
Concession licenses	(1,943,627)	-302,517	-	-	(2,246,144)
Subsidies on sales of devices and mini modems	(1,307,664)	-441,366	-	-	(1,749,030)
Other assets	-2,856	-6,066	-	-5	-8,927

Total Accumulated Amortization	(7,329,717)	(1,544,807)	-	168	(8,874,356)

Intangible assets, net
Software rights	2,040,054	-49	746,174	173	1,991,543
Concession licenses	2,322,674	-302,517	-	-	2,020,157
Subsidies on sales of devices and mini modems	214	-151	290,336	-	63
Goods and facilities in progress	17	53	-1,036,510	-	70
Goodwill	367,571	-	-	-	367,571
Other assets	30,325	-6,066	-	-5	24,254

Total Intangible assets, net	4,990,712	-455,032	-	168	4,535,848

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance as of January 1, 2009	Additions	Transfers	Disposals	Intelig Balance	Balance as of December 31, 2009
Cost of intangible assets, gross
Software rights	4,831,979	752,939	752,939		530,706	6,115,624
Concession licenses	4,079,741	-	-		186,56	4,266,301
Subsidies on sales of devices and mini modems	1,037,887	483,357	483,357		-	1,521,244
Goods and facilities in progress	84,554	-68,046	-1,236,296		-	16,508
Goodwill	157,556	-	-		210,015	367,571
Other assets	3,04	-	-		30,141	33,181

Total intangible assets, gross	10,194,757	1,168,250	-		957,422	12,320,429

Accumulated amortization
Software rights	(2,744,240)	-810,984	-	-2,17	-518,176	(4,075,570)
Concession licenses	(1,557,176)	-293,069	-		-93,382	(1,943,627)
Subsidies on sales of devices and mini modems	-903,022	-404,642	-		-	(1,307,664)
Other assets	-2,744	-112	-		-	-2,856

Total Accumulated Amortization	(5,207,182)	(1,508,807)	-	-2,17	-611,558	(7,329,717)

Intangible assets, net
Software rights	2,087,739	-58,045	752,939	-2,17	12,53	2,040,054
Concession licenses	2,522,565	-293,069	-		93,178	2,322,674
Subsidies on sales of devices and mini modems	134,865	78,715	483,357		-	213,58
Goods and facilities in progress	84,554	-68,046	-1,236,296		-	16,58
Goodwill	157,556	-	-		210,015	367,571
Other assets	296	-112	-		30,141	30,325

Total Intangible assets, net	4,987,575	-340,557	-	-2,17	345,864	4,990,712

(b) Amortization rates

Annual average rate %

Software licenses	20
Concession licenses	5 to 20
Other assets	20

Subsidies on the sale of devices and mini-modems are amortized in 12 months.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Impairment test on intangible assets with undefined useful life.

At least annualy, the Company applies the recoverability test on recorded goodwill. The calculations were performed based on the discounted cash flow using as parameters the premises included in the Company’s 10 years Industrial Plan and used growth rate compatible with the market the Company operates and a discount rate of 10% per year.The results of such tests indicated no need for an accounting provision.

18.... Suppliers

	Parent Company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

Local currency
Suppliers of materials and services	1,296	1,418	759	2,673,885	2,593,278	2,654,599
Interconnection (a)	-	-	-	210,307	220,518	306,255
Roaming (b)	-	-	-	240	274	846
Co-billing (c)	-	-	-	91,870	118,684	177,008
	1,296	1,418	759	2,976,302	2,932,754	3,138,678

Foreign currency
Suppliers of materials and services	-	4,400	9	71,994	100,690	131,610
Roaming (b)	-	-	-	55,173	66,538	58,426
	-	4,400	9	127,167	167,228	190,036
Current portion	1,296	5,818	768	3,103,469	3,099,982	3,328,714

(a) This refers to the use of the networks of other fixed and mobile cell telephone operators, with calls being initiated in theTIM network and terminating in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

19   Loans and financing
	Consolidated
	Guarantees	12.31.10	12.31.09	01.01.09
Local currency
Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% timely payment discount on charges,. This financing is the subject matter of a swap transaction intended as a hedge, which changes its cost to 76.90% of the CDI daily rate.	Bank Guarantee	24,825	40,950	56,830

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% timely payment discount on charges. This financing involves a swap transaction intended as a hedge, which changes the cost into between 75.75% and 69.80% of the CDI daily rate.	Bank guarantee and TIM Participações’ surety	36,508	54,861	71,603

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% timely payment discount on charges..	Bank guarantee and TIM Participações surety	56,917	68,063	45,287

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.23% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing involves a swap transaction for 91.43% of the Bank Deposit Certificate (CDI) daily rate.	TIM Participaçõe’ guarantee and TIM Celular receivables.	583,498	802,310	1,019,898

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): This financing bears an average interest rate of approximately 2.34% plus the TJLP (Long Term Interest Rate) disclosed by the Brazilian Central Bank, on the 82.8%% "incentive"portion and an interest rate consisting of the IPCA, plus the BNDES cost of obtaining the funding on the 17.2% portion.	TIM Participações guarantee and TIM Celular receivables.	949,902	657,727	270,496

BNDES (Banco Nacional de Desenvolvimento Econômico e social): This financing bears an interest rate of 4.5% p.a. This loan is part of the progam named PSI (Investment Sustainability Program)	TIM Participações guarantee and TIM Celular receivables	70,097	0
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this financing based on the TJLP involved a swap transaction for 81.80% of the daily CDI.	Bank guarantee	10,569	23,252	35,892

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): bears an average interest of 4.82% p.a., plus the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. This loan is part of the program named PSI (Investment Sustainability Program)	TIM Participações´ guarantee and TIM Celular receivables.	407,268	407,373	-
Syndicated loan. The outstanding balance is updated by the variation of the CDI rate plus the respective applicable margin of 1.80% and 2.75% of the CDI.	TIM Participações’ surety		590,440	628,747

CCB – Bank financing in local currency, contracted with Banco Santander to meet working capital requirements. Its cost is 110% of the daily CDI rate.	N.A.	204,957	203,750	205,634

Resolution 2770: Bank financing at an interest rate of 108% of the CDI.	N.A.	165,901	516,517	1,214,832

Foreign Currency

BEI: The outstanding balance is updated by the LIBOR 6M plus SPREAD. Loan in foreign currency, with 100% coverage against foreign exchange exposure through swap transactions at the average interest rate of 95.42% of the CDI.	Bank guarantee and TIM Participações’ surety	479,337	422,276

Banco BNP Paribas: Loan taken out in foreign currency and updated by LIBOR 6M+ Spread, for which 80% of the risk is guaranteed by the insurance company “SACE S.p.A”. This transaction is 100% hedged against foreign exchange exposure through swap transactions at the average cost of 95.01% of the CDI.	TIM Participações’ surety	244,891	254,397
Morgan Stanley Bank: Debt in the amount of US$68,000,000	TIM Celular’s surety	-	118,402

Total	3,234,670	4,159,958	3,549,219

Current portion	(957,549)	(1,417,363)	(1,482,705)
Long-term portion	2,277,121	2,742,595	2,066,514

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Foreign currency loans taken  with Banco BNP Paribas, with a guarantee provided by the SACE group and CCB (Bank Credit Schedules)  contracted with Banco Santander Brasil S.A., include   restrictive clauses that provide for compliance with some financial indices calculated on a half-yearly basis. The subsidiary  TIM Celular is in compliance with all the required financial indices.

The loans taken by TIM Celular S.A. with the BNDES, for the purpose of expanding the mobile telephone network, also include restrictive clauses under which the company has to comply with certain financial indices calculated on a half-yearly basis. The subsidiary has been complying with all the required financial indices.

The BNDES released R$92,000 in August 2010 under the PSI credit line, which is being used to purchase machines and equipment to expand our network capacity. Considering that the financing was granted by the development bank at an interest rate of 4.5% p.a., that is, below market rate, this transaction can be classified in the scope of IAS 20/CPC 07 – Governmental Subsidy and Assistance. Accordingly, using the effective interest rate method defined in IAS 39/CPC 38 – Financial Instruments, Recognition and Measurement, the following should be taken into account: a comparison was made between i) the total amount of the debt, based on the rates agreed in the contract and ii) the total amount of the debt based on rates in effect in the market (fair value). Based on this comparison, the subsidy released by the BNDES was adjusted to present value of R$22,772. This amount was recorded under “Prepaid Revenues – Governmental Subsidy – Long Term” and will be deferred over the useful life of the asset being financed and appropriated to “Other Revenues from Subsidies.”

The Company’s subsidiaries entered into swap transactions as protection against devaluation of the Brazilian currency (“Real”) vis-à-vis foreign currencies and changes in the fair value of their loans that were pegged to fixed interest rates and the TJLP (Long-Term interest Rate).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The long-term portions of loans and financing as of December 31, 2010 mature as follows:

Consolidated

2012	623,409
2013	365,126
2014	215,141
2015	215,141
2016	858,304
2,277,121

As for transactions involving financial instruments (liabilities), significant differences have not been identified between fair values and book values, especially because these instruments have been substantially contracted with the National Bank for Economic and Social Development (BNDES) and other Development Banks. In Brazil, there is no consolidated market for long-term debt with characteristics of BNDES financing arrangements because loans to entities in general, with the long-term characteristic, are usually granted by BNDES and other Development Banks. These financing arrangements have special features and conditions that are established in BNDES loan agreements between independent parties, and reflect the conditions for the types of financing that typically include particular characteristics, by applying rates that would be applicable to any entity, adjusted only by the specific credit risk of entities and projects involved.

20     Labor Obligations

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Payroll taxes	10	16	15	31,522	30,156	26,235
Salaries and provisions payable	-	-	-	85,337	70,329	70,410
Employees’ withholding	92	34	12	8,433	7,378	10,346
	102	50	27	125,292	107,863	106,991

21     Indirect taxes, fees and contributions payable

	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

ICMS	-	-	-	419,294	470,311	400,766
ANATEL taxes and fees	-	-	-	128,870	44,297	23,560
Municipal Service Tax (ISS)	-	-	-	46,539	31,651	28,615
Other	14	9	11	7,392	22,750	19,017
	14	9	11	602,095	569,009	471,958

Current Portion	(14)	(9)	(11)	(544,375)	(563,852)	(471,958)
Long-Term Portion	-	-	-	57,720	5,157	-

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
22     Direct taxes, fees and contributions payable

	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

IRPJ and CSSL	-	-	6	289,659	99,007	67.263
PIS/COFINS	-	-	-	100,779	55,766	56.019
Other	150	4	-	13,870	31,856	6.539
	150	4	6	404,309	186,629	129.821

Current portion	(150)	(4)	(6)	(265,328)	(162,645)	(129.821)
Long-term Portion	-	-	-	138,981	23,984	-

23     Other liabilities

	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

Pre-paid services to be provided	-	-	-	264,147	134,053	103,769
Reverse split of shares (*)	20,347	20,366	20,447	20,347	20,366	20,447
Governmental subsidies (note 19)	-	-	-	22,772	-	-
Other obligations	8,211	8,160	4,121	16,894	13,437	9,870
	28,558	28,526	24,568	324,160	167,856	134,086

Current portion	(1,711)	(1,660)	(4,121)	(181,268)	(115,450)	(113,639)
Long-term Portion	26,847	26,866	20,447	142,982	52,406	20,447

(*) On May 30, 2007, the Extraordinary General Meeting of the Company approved the reverse split of all the shares issued by the Company in the proportion of one new share for each  (1,000) existing shares of the same type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holdings in lots of (1,000) shares, by type, through private negotiation, in the OTC market or in the São Paulo Stock Exchange (BOVESPA) at their free and sole discretion.

On September 18, 2007, an auction was made in the São Paulo Stock Exchange (BOVESPA) for the sale of 2,285,736 shares (1,185,651 common shares under the code TCSL3 and 1,100,085 preferred shares under the code TCSL4), corresponding to the fractions resulting from this reverse split. The amounts calculated on the sale are at the disposal of the holders of these fractions since then.

24     Provision for contingencies

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) which arise in the normal course of their business, and have set up provisions whenever management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent Company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09

Civil	-	35	422	40,531	91,801	97,988
Labor	4,021	3,963	6,098	53,162	49,512	55,170
Tax	-	-	-	145,099	159,105	76,762
Regulatory	-		-	10,265	24,090	23,450
	4,021	3,998	6,520	249,057	324,508	253,370

The changes in the provision for contingencies can be summed up as follows:

	12.31.09	Additions, net of reversals	Payments	Unwinding of Discount	12.31.10

Civil	91,801	43,866	(84,691)	(10,445)	40,531
Labor	49,512	3,618	(267)	299	53,162
Tax	159,105	(11,134)	(4,760)	1,888	145,099
Regulatory	24,090	(3,893)	(7,348)	(2,584)	10,265
	324,508	32,457	(97,066)	(10,841)	249,057

	01.01.09	Balance from company acquired	Additions, net of reversals	Payments	Unwinding of Discount	12.31.09

Civil	97,988	7,113	73,061	(84,130)	(2,231)	91,801
Labor	55,170	10,744	(11,436)	(3,713)	(1,253)	49,512
Tax	76,762	116,490	(10,786)	(10,982)	(12,379)	159,105
Regulatory	23,450	5,760	(2,943)	(1,782)	(395)	24,090
	253,370	140,107	47,896	(100,607)	(16,258)	324,508

Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of the lawyers who are hired to deal with such cases. These assessments are reviewed at periodic intervals, and therefore can be modified over the course of the proceedings, in light of new facts or events, such as changes in case law.

Consumer Lawsuits

The subsidiaries are parties to roughly 69,890 lawsuits (versus 61,697 as of June 30, 2010), which are mostly claims that have been filed by consumers. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, with highlight going to allegations of undue collection, contract cancellation, equipment defects and failures in terms of equipment delivery, as well as unjustified inclusion in credit report services. For these actions, the Company provided for the accrual based on the above mentioned premises.

Class Actions

There are two main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina/PE and Juazeiro/BA, due to the existence of “state border areas”; and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of phone sets. Due to the fact that the referred lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provisions have been set up by management regarding the above described contingencies.

Labor Contingencies

These refer both to claims filed by former employees, in relation to questions such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met with by the service provider companies that were contracted.

Labor Claims

Out of the total of 6,172 labor suits (5,192 as of June 30, 2010) filed against the Company and its subsidiaries, more than 79% relate to claims that involve service providers, with the great majority of these claims being concentrated in certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. As a result of the merger of HOLDCO into TIM Participações, that took place in December 2009, there are 45 labor claims involving TIM and Grupo Docas.

In relation to third-party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

closure of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss regarding these actions and the contingent values is subject to revision at periodic intervals, taking into account the legal decisions reached during the course of the aforementioned processes, on account of regulatory changes or changes in Case Law Guidelines and Precedents issued by Superior Courts.

Adjustments in the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and evaluation of the existing risks.

Tax Contingencies

IR and CSLL

In 2005, TIM Celular was assessed by the Minas Gerais office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) alledge failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities.  Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, management had concluded that the probable loss to be incurred with these processes would come to a figure of R$32,750, and set up a provision in 2005 for this amount under the title “Provision for income and social contribution taxes”.

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to enroll partially in the REFIS program regarding these fines, and paid the sum of R$4,884 in relation to the installment corresponding to exclusions from net income before CSLL (Social Contributions on Net Income) and exchange variations. The amount of the provision that was set up under the title “Provision for Income and Social Contribution Taxes” in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the value that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary.

The subsidiary continues to challenge these assessments with the tax authorities. At present the total amount assessed comes to a figure of R$209,805, while the company has set up a provision for the sum of R$24,203, the amount considered as probable loss by the management of the Company.

Regulatory Contingencies

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Due to an alleged failure to comply with some of the provisions set out in the SMP (Personal Mobile Service) and STFC (Switched Fixed Telephone Service) regulations and the quality targets defined under the General Quality Targets Plan for SMP (PGMQ-SMP) and for STFC – ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations – PADO, involving the subsidiaries. The provision for regulatory contingencies considers this evaluation.

The subsidiaries have made every effort and presented the arguments to avoid sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial fine charged or lead to the definitive dismissal of the PADO, without any sanctions being applied.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provisions have been set up for these contingencies and the Company does not expect material negative impacts in the financial statements, summarized as follows:

	Consolidated
	2010	2009

Civil	364,550	238,390
Labor	262,330	165,647
Tax	2,397,408	1,494,077
Regulatory	79,803	58,496
	3,134,091	1,956,610

The main actions where the risk of loss is classified as possible are described below:

Civil

Class Actions

There are some class actions against subsidiaries where the risk of loss is regarded as possible and which deserve to be highlighted. The aforementioned actions can be summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the Company’s policy of exchanging defective phone sets, which is allegedly in disagreement with the manufacturer´s warranty terms; (ii) a lawsuit against TIM Celular in the State of Rio Grande do Norte (city of Natal), questioning the quality of the services provided, as well as the quality of the network serving said State;  (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingú; (iv) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the municipalities of Balsas, Grajaú and Coelho Neto; (v) a lawsuit filed against TIM Celular, challenging the long distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; and (iv) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging SMS sent without previous consent of consumer.

Other Actions and Proceedings

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TIM Celular, along with other telecommunications companies, is a defendant in lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering, as null and void, the contractual clause which deals with the VU-M amount used by the Defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants.    The injunction was confirmed by the TRF of the 1st Region. TIM appealed to this decision through a special appeal (RESP), which was partially granted, obliging GVT to pay TIM the amount established by ANATEL in the arbitration process that is in progress with the Agency, and to which GVT and VIVO are parties.  In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of Price Squeeze and forwarded the process to CADE for judgment, also voting for the dismissal of the charge of uniform conduct ("cartel"). CADE’s judgment is pending.

TIM Celular is the defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. The aforementioned company provided TIM with outsourced labor in northern Brazil. Given TIM’s decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees.  TIM’s defense and the reply from Gloria Souza & Cia. were presented.

A judicial action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services)  The expert investigation was homologated and TIM filed an appeal.

A lawsuit has been brought against TIM Celular by the company (recharge distributor) INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA., with the 2nd Lower Court of the Judicial District of Florianópolis-State of Santa Catarina for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in credit reporting’ lists, as well as damages caused by contract termination. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of the Judicial District of Florianópolis-SC for the sum of R$3,957. TIM has made a declaration to the effect that the assets indicated by the execution debtor are insufficient to secure the execution. The case records have been stayed since January 2010 due to the fact that an Interlocutory Appeal has been filed.

MCS was TIM’s largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003 and the contract ended in January 2010. The contract was terminated on account of disagreements between the parties in relation to the compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to lay the blame for its default and losses on TIM. It believes that its financial health has been negatively affected by the changes in TIM’s remuneration policy. Even before the contract had come to an

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

end, MCS filed a lawsuit for termination of the contract and a claim for the payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to the competition.

In March/2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve (12) months, starting from January 2, 2010 (the date when the contract ended). The action for termination of the contract is still in progress.

SECIT filed a lawsuit against TIM requesting indemnity and stating  that TIM disregarded the agreement entered into between the two companies. SECIT was engaged by TIM to perform infrastructure works related to the installation of ERBs in area 4 (State of Minas Gerais). TIM filed a defense and the case is in the initial phase, pending judgment. The value on the action is R$9,758.

Labor

Labor Claims

A significant percentage of the existing contingencies relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Case records 01102-2006.024.03.00.0 refer to a public civil action filed by the Labor Public Prosecutor’s Office of the 3rd Region of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, where the first degree acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing the irregular outsourcing and the collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM filed a writ of mandamus to prevent the immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals´ decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to appeal was filed, which is awaiting judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed case number 1218-2009.007.10.00.8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office of filed an Ordinary Appeal in March/2010, which was ruled groundless, the lower-court decision being upheld. A review appeal was filed, and is awaiting the decision of the TST Superior Labor Court).

A group of processes have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees´ labor booklets. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization,

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company’s former employees have questioned this transaction, and in some cases have obtained initial favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any ties to Holdco or TIM Participações. It should be stressed that prior to being taken over by TIM Participações, Holdco belonged to the Docas group, of which Gazeta Mercantil is a part.

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received a tax assessment in the initial amount of R$331,171.In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that the amounts in connection with Income and Social Contribution Taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine), had been excluded from the assessment notice, which therefore totaled R$258,144.

The tax assessments which make up the aforementioned administrative proceeding include demands in connection with alleged non-collection of Income and Social Contribution Taxes, together with a separate unrelated fine, for various reasons. Most of the assessment relates to the amortization of goodwill resulting from the privatization auction of the Telebrás System and the related tax deductions. Under Law No. 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with the said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

As a result of the aforementioned Tax Information Report part of the infractions contained in the assessment notice on the temporary adequacy of goodwill deduction was transferred to 159 specific federal tax offsetting proceedings adding up to  R$85,771, which derived from offsetting of such recognition. In September 2009 there was a decision that was partially favorable to TIM Celular in one of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, both in the administrative sphere (R$73,074) and in the judicial sphere (R$9,193).

From May to July 2008, TIM Celular received other 49 assessment notices of the same nature, issued by the Brazilian Federal Revenue in connection with Income and Social Contribution Taxes offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$10,883. The aforementioned assessments were all timely challenged by the subsidiary, and the subsidiary is now awaiting a decision at the administrative level.

In December 2010, TIM Celular received an assessment notice drawn up by the São Paulo Federal Revenue Office, in the amount of R$164,102 related to (i) alleged non-addition to the calculation base of IRPJ and

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

CSL of the amount corresponding to goodwill amortization on the acquisition of shares in Tele Nordeste Celular Participações; (ii) exclusion of amortized goodwill; and (iii) deduction from IRPJ of tax reduction incentive and allegedly non-refundable additions, considering the alleged lack of formalization with the Federal Revenue of the incentives granted by Superintendence for the Development of the Northeast (Sudene). Said fine was timely refuted by the subsidiary and is pending a decision in the administrative sphere.

IRRF

In  December 2006, the subsidiary Intelig received a tax assessment drawn up by the Federal Revenue Office in the amount of R$49, 652, as a result of alleged lack of payment of IRF and CIDE on such remittances. The tax assessment was challenged in the administrative sphere and successfully terminated upon issue of a favorable Writ of Mandamus.

PIS and COFINS

In 2004, TIM Celular was assessed in connection with PIS and COFINS allegedly due on exchange variation arising from revenue generated in 1999. The two assessment notices added up to a total amount of R$30,913. TIM Celular had filed a Writ of Mandamus against the broadening of the tax assessment basis established by Law No. 9718/98. A judicial decision favorable to the company was issued in March 2006 in relation to the aforementioned Writ of Mandamus, declaring Law No. 9718/98 to be unconstitutional, preventing the collection of PIS and COFINS on non-operating revenue.

The above-mentioned tax assessments, which challenged the levying of PIS and COFINS on exchange rate variations in April 2007, the requirement for payment of PIS on exchange rate variations was canceled, and in February 2009, the requirement for payment of COFINS in connection with exchange rate variation was reduced by R$23,339, leaving the amount of R$2,263 still under discussion.

In October, November and December 2009, TIM Celular received 194 tax assessments amounting to the sum of R$26,076 which involve the payment of COFINS in connection with the non-homologation of the request for offset for the fiscal years 2005, 2006 and 2007, related primarily to the import of services. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In May 2010, TIM Celular received 3 tax assessment notices drawn up by the Federal Revenue Secretaria in the State of São Paulo, in the amount of R$50,026, related to: (i) lack of payment of IRRF tax on earnings from residents abroad and remitted as international roaming and payment to unidentified beneficiaries; (ii) lack of payment of CIDE tax on royalties in remittances abroad, as well as on remittances related to international roaming; and (iii) reduction of tax losses (IRPJ/CSLL) regarding deduction of unproven expenses involving technical services. Such fines were timely refuted by the company, and are pending a decision at the administrative sphere.

ICMS

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Parent Company and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative processes the amount that is now being disputed is R$41,576, (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities in various Brazilian States in connection with the payment of ICMS regarding operating aspects of the company’s activity of provision of telecommunications services, as well as the commercialization of merchandise. Some grounds or reasons for tax assessments in connection with alleged failure to pay the tax, according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; and (v) payment of tax outside the term established by the state legislation, among others. The aforementioned assessments are being challenged in a timely fashion at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$5,000, comes to a total of R$105,661.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro and Bahia, for allegedly defaulting on payment of the tax, as well as the additional contribution regarding the “Fundo de Combate à Pobreza e às Desigualdades Sociais” (Fund for Fighting Poverty and Social Inequalities) allegedly due on: (i) the provision of international roaming services; and (ii) the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative level and add up to a total sum of R$50,446.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Paraíba, Rio de Janeiro, Paraná, Bahia, São Paulo and Goiás for the respective sums of R$8,247, R$38,274, R$8,476, R$19,938, R$46,923 and R$7,410, in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged by the subsidiary at the administrative level and add up to a total sum of R$72,199.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$286,010 and R$17,167, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection at the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$122,208 drawn up by the tax authorities of the States of Ceará, São Paulo, Pernambuco, Paraná and Minas

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Gerais in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

On November 19, 2002, the subsidiary Intelig was assessed by the State of Minas Gerais’ tax authorities for the sum of R$8,564, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items and materials intended for utilization and consumption by the company. This assessment is being challenged at the judicial level.

In November 2005, the subsidiary Intelig was assessed by the State of Mato Grosso’s tax authorities for the sum of R$11,723, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items without the support of the respective Invoice and of the difference in the rate of ICMS. The aforementioned assessment is being challenged at the judicial level.

In December 2007 and December 2008, the subsidiary Intelig received two assessment notices from the State of São Paulo’s tax authorities for the amounts of R$5,204 and R$11,385 for allegedly having taken undue ICMS credit in the years 2002 and 2003 by means of the reversal of debits in connection with the cancellation of telecommunications services that were not actually provided. The Company’s attempt to reverse the assessment relating to the year 2002 was unsuccessful at the administrative level, and the discussion of the debit was initiated at the judicial level. This assessment in relation to the year 2003 is still being discussed at the administrative level.

TIM Celular was assessed by the tax authorities of the States of Paraná and Paraíba, in the amounts of R$27,188 and R$29,266 respectively, involving alleged lack of payment pay ICMS on the provision of telecommunication services (Pre-paid model) – phone card sales. Said tax assessments are being challenged at the administrative sphere.

In April 2010, TIM Celular received 3 tax assessment notices drawn up by the Treasury Office of the State of Ceará, in the amount of R$17,558 for alleged (i) failure to pay ICMS ST tax, since the company did not transfer to “Property, plant and equipment” the goods purchased for inventory purposes,but loaned to customers  and (ii) failure to pay ICMS tax deriving from the issuance of a tax document showing price below acquisition cost. These tax assessment notices are being challenged at the administrative sphere.

In November 2010, TIM Celular received 2 tax assessment notices drawn up by the Treasury Office of the State of São Paulo, in the amount of R$18,444 for allegedly undue ICMS credit regarding telecommunication services not provided as a result of subscription fraud and alleged ICMS credit in duplicity relating to the year 2005. These tax assessments are being challenged at the administrative sphere.

In November 2010, TIM Celular received 3 tax assessment notices drawn up by the tax authorities of the States of São Paulo and Rio Grande do Sul, in the amount of R$67,958, for the reversal of credits regarding the acquisition of permanent assets whose entries allegedly are not backed up in the CIAP (Control of ICMS Credits to Permanent Assets) book. The aforementioned assessments are being challenged at the administrative sphere.

ISS

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative service of plan cancellation; telephone directory assistance service, provision of data and information and network infrastructure sharing. This assessment is being challenged by the subsidiary at the administrative level.

FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the applicable legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge, and accordingly, management has taken the necessary measures to protect the interests of the subsidiary company. A writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL’s intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2005, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total amount of R$194,726.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$45,645 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001, 2002 and 2003, respectively. The aforementioned assessments are being challenged at the administrative level.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$166,943, in connection with FUNTTEL amounts allegedly due on interconnection revenues for the years from 2001 to 2005, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$14,587 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Regulatory proceedings

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TIM Celular is authorized to provide SMP in all Brazilian states for an indefinite period, and to use the radio frequencies associated with SMP, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Terms of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

ANATEL’s orders issued in July 2010 officialized the staying effects of collection of 2% on interconnection revenues related to payment for renewal of RFs. Our provisions were not impacted since at no time did we not consider any regulatory obligation associated with this payment.

In view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Terms of Authorization issued in accordance with the respective Acts, the Company received demands from ANATEL for payment of a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below. In the Company’s opinion these charges are improper.

State	Term of authorization	Expiration Date	Act	Amount
Paraná (except for the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	9/3/2022	57,551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	9/30/2023	5,520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14/2024	1,848 dated 4/13/2009	R$333,444
Ceará	089/2008/PVCP/SPV	11/28/2023	7,385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7,383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7,390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7,386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7,389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7,388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of Anatel’s understanding that Art. 9, III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company’s understanding this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, with the requirement for payment of the charge being suspended until the definitive ruling of the challenge from ANATEL.

According to the Terms of Authorization for the operation of Personal Mobile Service (SMP), the subsidiary companies undertook to implement coverage of SMP in stages in relation to their respective regions, within the scope of the areas they were awarded, and they have done this. Also in accordance with the aforementioned Terms of Authorization, the subsidiary companies are required to operate in accordance with the quality standards established by ANATEL and comply with the obligations determined by the regulations. If there is a failure to perform the obligations as set out under the Terms of Authorization, the subsidiaries are subject to the filing of PADOs (Proceedings for the Determination of Noncompliance of Obligations) and possible sanctions as a result.

ANATEL has brought administrative proceedings against the subsidiaries for:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

 (i) noncompliance with certain quality service indicators; and (ii) default on certain obligations assumed under the Terms of Authorization and relevant regulations.

The subsidiaries filed administrative defenses, administrative appeals and reconsideration requests to ANATEL explaining that the reasons for default were due to several factors, most of them involuntary and not related to the companies’ activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, that is, those deemed as probable by management.

25 Asset retirement obligations

The changes in the obligations deriving from asset retirement are set forth below:

	Consolidated
	12.31.2010	12.31.2009

Opening balance	239,635	177,067

Additions recorded throughout the period, net of write-offs	14,428	52,762
Unwinding of discount	1,675	9,806

Closing balance	255,737	239,635

The provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted at present value so as to reflect the best current estimate.

26     Equity

a.      Capital Stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 2,500,000,000 common or preferred shares.

The Shareholders’ Meeting held on April 2, 2009, approved a capital increase in the amount of R$18,761, through the issue of 1,573,828 common shares and 3,046,671 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the special goodwill reserve. Minority shareholders were assured capitalization rights, based on the same conditions applicable to controlling shareholders, so that they could keep their minority interests. The subscription price was R$6.12 per common share and R$3.00 per preferred share.

Following the merger of HOLDCO (note 2), the Shareholders’ Meeting held on December 30, 2009, approved a capital increase of R$516,725, through issuance of 43,356,672 common shares and 83,931,352 preferred shares, with no par value, issued by the Company and subscribed on behalf of JVCO.

The subscribed and paid-in capital comprises shares with no par value, as follows:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	2010	2009

Number of common shares	843,281,477	843,281,477
Number of preferred shares	1,632,453,583	1,632,453,583
	2,475,735,060	2,475,735,060

b.      Capital reserve

Special goodwill reserve

This reserve resulted from the corporate restructuring process carried out in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders in proportion to their shareholdings by type and class upon the new issuance, and the amounts payable in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99.

c.      Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock.  This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, supported by capital budgets.

d.      Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporate Law.

As stipulated in its bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as a minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting, but are ensured the following preferences or advantages: (i) priority in the payment of capital with no premium and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained by dividing the subscribed capital stock by the total number of shares issued by the Company.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

In order to comply with Law No. 10303/01, the Company’s bylaws were amended, including the first paragraph of article 10, which ensures the holders of preferred shares, every year, the right to receive dividends corresponding to 3% of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, as described in the preceding paragraph.

In 2010, the preferred shares were granted full voting rights since dividends had not been paid for three consecutive years, in accordance with the first paragraph of article 111 of Law No. 6404/76.

Dividends were calculated as follows:

	2010	2009

Common shares	2,775,734	2,775,734
Preferred shares	5,373,362	5,373,362
Capital	8,149,096	8,149,096

Dividends: 6% to preferred shares, pursuant to bylaws	322,402	322,402

Equity – Common shares	2,834,871	2,653,574
Equity – Preferred shares	5,487,843	5,136,881
Total Equity	8,322,714	7,790,455

Dividends – 3% to preferred shares as per the Law 10.303/01	164,635	154,106

Net income for the year	2,216,909	214,893
(-) Offsetting of losses	(125,914)	-
Income after offsetting	2,090,995	214,893

(-) Legal reserve	(104,550)	(10,744)
Adjusted net income	1,986,445	204,149

Dividends
Minimum dividends calculated on 25% of adjusted income	496,611	51,037
(+) Additional dividends	-	153,112
(=) Dividends relative to the profit distribution	496,611	204,149

Dividends payable – common shares	169,155	-
Dividends payable – preferred shares	327,456	204,149
	496,611	204,149

Dividends per share (amounts in reais)
Common share	0.2006	-
Preferred shares	0.2006	0.1251

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

27     Net operating revenue

	Consolidated
	2010	2009

Telecommunications service revenue – Mobile
Subscription and Use	8,911,976	8,068,181
Network use	3,679,365	4,042,612
Long distance	2,374,341	1,943,121
VAS – Additional services	2,241,530	1,907,188
Other	272,927	306,011
	17,840,139	16,267,113

Telecommunications service revenue – Fixed	1,281,246	89,860
Telecommunications service revenue – Mobile and Fixed	18,761,385	16,356,973

Goods sold	1,557,910	1,717,663
Gross operating revenue	20,319,295	18,074,636

Deductions from gross revenue
Taxes	(4,475,829)	(3,916,506)
Discounts given	(1,264,090)	(850,066)
Returns and other	(121,926)	(149,930)
	(5,861,845)	(4,916,502)

Total net revenue	14,457,450	13,158,134

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

28     Cost of services provided and goods sold

	Consolidated
	2010	2009

Personnel	(58,450)	(60,846)
Third party services	(337,021)	(315,550)
Interconnection	(3,602,984)	(3,351,845)
Depreciation and amortization	(1,994,184)	(1,816,000)
ANATEL fees	(27,209)	(19,627)
Rentals and insurance	(242,850)	(165,966)
Other	(16,978)	(17,351)
Cost of services provided	(6,279,676)	(5,747,185)

Cost of goods sold	(1,026,091)	(925,184)
	(7,305,767)	(6,672,369)

29     Selling expenses

	Consolidated
	2010	2009

Personnel	(389,773)	(366,653)
Third parties’ services	(2,048,978)	(2,112,772)
Advertising and publicity expenses	(537,221)	(511,933)
Loss and allowance for doubtful accounts	(310,497)	(422,163)
Telecommunications inspection fund (FISTEL)	(817,891)	(614,281)
Depreciation and amortization	(311,173)	(330,908)
Rentals and insurance	(37,274)	(38,180)
Other	(41,801)	(39,861)
	(4,494,608)	(4,436,751)

30     General and administrative expenses

	Parent Company		Consolidated
	03/2010	03/2009	03/2010	03/2009

Personnel	(2,381)	(100)	(138,499)	(135,726)
Third parties’ services	(3,230)	(13,031)	(411,664)	(363,108)
Depreciation and amortization	-	-	(385,586)	(473,989)
Rentals and insurance	(123)	(116)	(52,418)	(36,787)
Other	(584)	(108)	(20,527)	(23,828)
	(6,318)	(13,355)	(1,008,694)	(1,033,438)

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

31     Other income (expenses), net

	Parent Company		Consolidated
	2010	2009	2010	2009

Income
Fines on telecommunications services	-	-	31,137	35,755
Other operating income	-	-	272	3,294
	-	-	31,409	39,049

Expenses
FUST/FUNTEL	-	-	(114,986)	(100,601)
Taxes, fees and contributions			(8,537)	(9,857)
Provision for contingencies, net of reversal	(76)	359	(31,153)	(69,984)
Expenses with disposal of property, plant and equipment	-	-	(10,298)	(10,000)
Other operating expenses	(8)	(37)	(12,165)	(17,652)
	(84)	322	(177,139)	(208,094)

Amortization of concessions	-	-	(302,517)	(293,069)

	(84)	322	(479,656)	(501,163)

Other income (expenses), net	(84)	322	(448,247)	(462,114)

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

32     Financial income

	Parent Company		Consolidated
	2010	2009	2010	2009

Interest on financial investments	1,526	3,943	145,537	70,204
Interest received from clients	-	-	45,180	46,542
Unwinding of discount	627	599	37,680	14,476
Other revenue	80	5	3,274	5,811
	2,233	4,547	231,671	137,033

33     Financial expenses

	Parent Company		Consolidated
	2010	2009	2010	2009

Interest on loans and financing	(1)	(1)	(296,508)	(276,712)
Interest paid to suppliers	(5)	(1)	(18,793)	(11,006)
Interest on taxes and fees	-	-	(14,741)	(2,334)
Unwinding of discount	(16)	-	(5,112)	(323)
Discounts given	-	199	(21,564)	(17,816)

Other expenses	(95)	(86)	(23,783)	(20,717)
	(117)	111	(380,501)	(328,908)

34     Foreign exchange differences, net

	Parent Company	Consolidated
	2010	2010	2009
Gains
Loans and financing	-	154,972	399,029
Suppliers	3	12,926	26,282
Swaps	-	290,010	260,228
Other	-	8,940	11,257
	3	466,848	696,796

Losses
Loans and financing	-	(145,588)	(53,665)
Suppliers	(79)	(10,409)	(7,076)
Swaps	-	(395,371)	(665,713)
Other	-	(12,107)	(23,582)
	(79)	(563,475)	(750,036)

Foreign exchange differences, net	(76)	(96,627)	(53,240)

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

35 Income and social contribution tax expenses

	Consolidated
	2010	2009
Income tax
Income tax for the period	(165,672)	(128,602)
Social contribution for the period	(61,643)	(46,395)
Tax incentive - ADENE	36,663	88,851
	(190,652)	(86,146)
Deferred income tax
Deferred income tax	1,064,076	51,016
Deferred social contribution	383,614	18,366
Deferred taxes on adjustments from adoption of CPCs	-	38,541
	1,447,690	107,923

Provision for income and social contribution tax contingencies	-	11,249

	1,257,038	33,026

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates to the amounts reflected in the income statement is set forth below:

	Consolidated
	2010	2009

Income before income tax and social contribution	954,677	308,347

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(324,590)	(104,838)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	81,453	22,678
Provision for income and social contribution tax contingencies	-	11,249
Tax losses and recognized temporary differences	1,435,245	107,923
Permanent (additions)/exclusions	(6,414)	(9,905)
Tax incentive – ADENE	36,663	88,851
Difference in calculation of tax loss from previous years	21,953	(31,922)
Other amounts	12,728	(5,654)
	1,581,628	137,864

Income tax and social contribution charged to income for the year	1,257,038	33,026

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

36     Earnings per share

(a)        Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the company by the weighted average number of common and preferred shares outstanding during the year.

	2010	2009

Profit attributable to shareholders of the company	2,216.909	341,373
Weighted average number of common and preferred shares (thousands)	843,281	843,281

Basic earnings per share	2,6289	0,4048

(b)        Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company does not have potential common shares.

37     Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2010	2009

Telecom Personel Argentina (1)	1,043	1,576
Telecom Italia Sparkle (1)	12,578	11,548
Telecom Italia S.p.A. (2)	3,251	3,893
Other	1,102	524
Total	17,974	17,541

	Liabilities
	2010	2009

Telecom Italia S.p.A. (2)	21,643	29,728
Telecom Personel Argentina (1)	1,849	1,561
Telecom Italia Sparkle (1)	4,225	11,887
Italtel (3)	15,361
Other	1,470	509
Total	44,548	43,685

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Revenue
	2010	2009

Telecom Italia S.p.A. (2)	12,045	3,751
Telecom Personel Argentina (1)	8,682	1,891
Telecom Italia Sparkle (1)	16,871	1,772
Italtel (3)	2,047
Other	7,177	259
Total	46,823	7,673

	Cost/Expense
	2010	2009

Telecom Italia S.p.A. (2)	16,885	4,851
Telecom Italia Sparkle (1)	26,988	6,164
Telecom Personel Argentina (1)	5,135	1,296
Other	862	320
Total	49,870	12,631

(1)    These amounts refer to roaming, value-added services (VAS) and assignment of means.

(2)    These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)    The amounts refer to the development and maintenance of software used in telecommunication services billing.

On April 27, 2010, the Shareholders’ Meeting of TIM Participações approved the renewal of the cooperation and support agreement between Telecom Italia S.p.A. and TIM Celular, and the Company as intervening party, effective between January 3, 2010 and January 2, 2011, amounting to approximately R$20,700.

Until December 31, 2010, the amount of R$20,105 was accrued (R$23,296 in 2009), of which R$19,101 refer to property, plant and equipment (R$22,690 in 2009) and R$1,004 refer to costs/expenses (R$606 in 2009). The agreement is intended to add value to the Company by utilizing Telecom Italia’s experience in: (i) improving the effectiveness and efficiency of the activities by adopting in-house solutions, and (ii) sharing systems, services, processes and best practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

The transactions with related parties are always performed on arms’ length basis.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)
38     Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and interest risks involved. These transactions include by swap contracts, and accordingly, no exotic or any other kind of derivative instruments is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32/CPC39.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

The exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would raise the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As of December 31, 2010, the subsidiaries’ financing indexed to foreign currency was fully covered by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to income of the Company and its subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market’s current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI).  In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of December 31, 2010, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(iii) Credit risk inherent to provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in case they default on payment of their bills. As of December 31, 2010 and 2009, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent to the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As of December 31, 2010 and 2009, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from the difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are as follows:

	12.31.2010			12.31.2009
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative transactions	22,868	(166,553)	(143,685)	78,264	(161,322)	(83,058)

Current portion	6,122	(2,071)	4,051	49,237	(48,122)	1,115
Noncurrent portion	16,746	(164,482)	(147,736)	29,027	(113,200)	(84,173)

	01.01.2009
	Assets	Liabilities	Net

Derivative transactions	387,573	(63,262)	324,311

Current portion	260,925	(52,448)	208,477
Noncurrent portion	126,648	(10,814)	115,834

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

As of December 31, 2010 the long-term, consolidated financial derivative instruments matured as follows:

	Assets	Liabilities
2012	2,716	(564)
2013	672	(2)
2014	-	-
From 2015 on	13,358	(163,916)
	16,746	(164,482)

Consolidated assets and liabilities measured at fair value:

2010 Consolidated
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Trading securities	2,304,077		-	2,304,077
Derivatives used for risk management	-	22,868	-	22,868
Total assets	2,304,077	22,868	-	2,326,945

Liabilities
Derivatives used for risk management	-	166,553	-	166,553
Total liabilities	-	166,553	-	166,553

2009 Consolidated
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Trading securities	2,225,510		-	2,225,510
Derivatives used for risk management	-	78,264	-	78,264
Total assets	2,225,510	78,264	-	2,303,774

Liabilities
Derivatives used for risk management	-	161,322	-	161,322
Total liabilities	-	161,322	-	161,322

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments in Bank Deposit Certificates classified as trading securities.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•                     Quoted market prices or quotes from financial institutions or dealers for similar instruments.

•                     The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•                     Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market.  The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

Capital management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company’s  policy against financial risk – Summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure.  The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries’ cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

As of December 31, 2010 and 2009, no type of margin or guarantee applied to transactions with derivative instruments entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned risk analysis agencies, the shareholders’ equity and the degree of concentration of operations and funds, being that as of December 31, 2010, 62% in AAA banks and 38% in AA banks.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as of December 31, 2010 and 2009:

		Currency	Reference Amount		Fair Value

	Object		(National)
			2010	2009	2010	2009

Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	34,501	58,878
Asset position					62,700	97,050
Liability position					(55,415)	(87,767)
Net balance					7,285	9,283

TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	230,665	325,789
Asset position					228,578	323,077
Liability position					(228,990)	(321,846)
Net balance					(412)	1,231

USD exchange risk vs. CDI	Full protection against exchange variation risk of Res. 2770 Lines granted by the banks Santander, ABN AMRO and Unibanco, in addition to loans obtained from BNP Paribas and BEI	USD	840,940	939,445
Active position					673,770	839,010
Passive position					(824,328)	(943,693)
Net balance					(150,558)	(104,683)

JPY exchange risk vs. CDI	Full protection against exchange variation risk of Res. 2770 Lines granted by Banco Santander,	JPY	-	146,836
Asset position					-	188,970
Liability position					-	(177,859)
Net balance						11,111

TOTAL			1,106,106	1,470,948	(143,685)	(83,058)

Fixed interest swap vs. CDI

The subsidiary TIM Celular has debts contracted at fixed rates with  Banco Nordeste do Brasil (BNB) and BNDES. With the purpose of protecting against possible loss in the case of falling interest rates, part of the financing transactions  contracted in 2004 and 2005 with the BNB was protected with derivatives instruments. Said derivative instruments mature every month through April 2013 and protect approximately 53.02% of all the financing obtained from BNB by TIM Celular.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Based on BNB’s current reference rate of 10% p.a., the financing obtained by the subsidiary TIM Celular and the respective derivative instruments contracted as part of these financing transactions average 11.17% p.a. as a receivable item and 72.91% of the CDI as a payable item.   These derivative instruments were contracted from Santander and Itaú BBA S.A.

TJLP Swaps vs. CDI

These derivative instrument transactions are intended to protect the subsidiary TIM Celular against possible loss due to an increase in BNDES’s reference rate (TJLP) for financing contracted with this institution in 2005. Its payable portion is contracted at an average cost equivalent to 91.71% of the CDI. These transactions currently protect 12.90% of the total financing taken from BNDES. As of December 31, 2010, the subsidiary TIM Celular recorded a positive result from this transaction, having the following banks as counter parties: Santander and Itaú BBA S.A.

Exchange Swaps vs. CDI

The derivative instruments of this type are intended to protect the subsidiary TIM Celular against exchange risks involved in  the foreign currency loan agreements obtained from BNP Paribas and also from BEI.

The loan from BNP Paribas is protected at an average cost of 95.01% of the CDI and the loan from BEI, protected at an average cost of 95.42% of the CDI.

As a receivable item, a swap is contracted using the same coupon as the drawn line.  In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

These swap contracts mature on the same date as the debt, i.e., in late 2017.

These derivative instruments were contracted with the banks Santander, Citibank, Morgan Stanley and BES.

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions from consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Description	2010	Probable Scenario	Possible Scenario	Remote Scenario

Fixed rate debt (partial amount)	(62,700)	(62,700)	(61,176)	(59,742)
Fair value of swap receivable	62,700	62,700	61,176	59,742
Fair value of swap payable	(55,415)	(55,415)	(55,040)	(54,680)
Swap net exposure	7,285	7,285	6,136	5,062

TJLP-indexed debt (partial amount)	(228,578)	(228,578)	(222,187)	(215,656)
Fair value of swap receivable	228,578	228,578	222,187	215,656
Fair value of swap payable	(228,990),	(228,990),	(228,671)	(228,384)
Swap net exposure	(412)	(412)	(6,484)	(12,728),

USD-indexed debt ( BNP Paribas and BEI)	(673,770)	(673,770)	(867,609)	(1,071,609)
Fair value of swap receivable	673,770	673,770	867,609	1,071,609
Fair value of swap payable	(824,328)	(824,328)	(828,225)	(832,383),
Swap net exposure	(150,558)	(150,558)	39,384	239,226,

Because the subsidiaries own only financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedge instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges.  Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2010 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts.  These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries’ financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the foreign currencies used in swap transactions (USD and JPY), with the following percentages and quotations as a result:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	10.64%	13.30%	15.96%
TJLP	6.00%	7.50%	9.00%
USD	1.6788	2.0985	2.5182

Gains and losses on derivatives instruments in the period

2010

Fixed interest risk vs. CDI	1,602
TJLP risk vs. CDI	3,519
USD exchange risk vs. CDI	(121,621)
JPY exchange risk vs. CDI	11,138
Net gains (loss)	(105,362)

39     Pension plans and other post-employment benefits

	Parent Company
	12.31.2010	12.31.2009	01.01.2009

Term of atypical contractual relationship (TRCA)	4,362	4,067	4,290
PAMA	894	715	427
	5,256	4,782	4,717

	Parent Company
	12.31.2010	12.31.2009	01.01.2009

Term of atypical contractual relationship (TRCA)	4,362	4,067	4,290
PAMA	4,486	3,187	1,946
PAMEC/active participants´ policy	318	273	189
	9,166	7,527	6,425

Supplementary Pension Plan

On August 7, 2006, the Company`s Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

 Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension plan is granted, on the condition that retirement only occurs after a minimum service time of 30 years for men and 25 years for women.

As a result of the Telebrás spin-off in June 1998, the Company opted for extinguishing this supplementary pension plan. Accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan.  Most of the participants opted for payment in cash or enrollment in the PBT-SISTEL plan. The remainder, duly provided for, will be used to cover benefits due to the employees who have not made their option (4 employees as of  December 31, 2010 and 2009).

SISTEL and TIMPREV

The Company, TIM Nordeste – which was merged into TIM Celular - and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social (SISTEL), as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan  meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the govern-sponsored social security entity starts granting them:

•         Normal retirement pension

•         Early retirement pension

•         Disability pension

•         Deferred proportional benefit

•         Death pension

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: defined benefits plan of SISTEL, which includes active  employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by CPC 33, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Besides, the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The other plans - PAMA and PBS Assistidos – continue to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

Below is the actuarial position of the assets and liabilities related to pension and health care plans as of December 31, 2009, as provided for in CPC 33, for sponsored plans before the creation of TIMPREV, which still have active participants:

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Parent Company

a)      Effects on base date December 31:

	Plans			Total
	PBS	PAMA	TRCA	2009	2008
	(*)
Reconciliation of assets and liabilities as of December 31, 2010

Present value of actuarial liabilities	6.881	1.309	4.362	12.552	14.749

Fair value of plan assets	(14.332)	(415)	-	(14.747)	(20.808)
Present value of liabilities exceeding the fair value of the assets	(7.451)	894	4.362	(2.195)	(6.059)

Actuarial liabilities (assets), net	(7.451)	894	4.362	(2.195)	(6.059)

(*) No assets were recognized by the sponsor due to the impossibility of refunding this surplus. Additionally, the sponsor’s contributions will not be reduced in the future.

b)      Changes in actuarial liabilities (assets), net

	Plans
	PBS	PAMA	TRCA

Actuarial liabilities (assets), net, as of December 31, 2009	(10.841)	715	4.067

Expenses (revenue) recognized in income of the previous year	(961)	86	415
Sponsor’s contributions	-	(2)	(312)
Actuarial (gains) or losses recognized	4.351	95	192

Actuarial liabilities (assets), net, as of December 31, 2010	(7.451)	894	4.362

c)      Breakdown of losses (gains)

	Plans
	PBS	PAMA	TRCA

(Gains) losses from actuarial obligations	(3.253)	95	192
(Gains) losses from plan assets	7.604	-	-

(Gains) losses as of December 31, 2009	4.351	95	192

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d)      Reconciliation of present value of obligations

	Plans
	PBS	PAMA	TRCA

Value of obligations as of December 31, 2009	9.542	1.140	4.067
Cost of current service
Interest on actuarial obligation	1.015	123	415
Benefits paid for the year	(423)	(50)	(313)
Obligations
(Gains)/Losses from obligations	(3.253)	96	193

Value of obligations as of December 31, 2010	6.881	1.309	4.362

e)      Reconciliation of fair value of assets

	Plans
	PBS	PAMA	TRCA

Fair value of assets as of December 31, 2009	20.383	425	-
Benefits paid for the year	(423)	(50)	-
Sponsor’s contributions	-	1	-
Actual earnings from assets for the year	(5.628)	39	-

Fair value of assets as of December 31, 2010	14.332	415	-

f)       Expenses estimated for 2011

	Plans
	PBS	PAMA	TRCA

Interest on actuarial obligations	646	137	448
Estimated earnings from assets	(1.580)	(41)	-
Total income (expenses) to be recognized	(934)	96	448

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Consolidated

a)      Effects as of the base date December 31:

	Plans						Total
	PBS	Assisted PBS	Administration agreement	PAMEC/ Assets policy	PAMA		2010	2009
						TRCA
Reconciliation of assets and liabilities as of Dec. 31, 2010	(*)	(*)	(*)

Present value of actuarial obligations	22.349	5.749	124	318	6.576	4.362	39.478	43.276
Fair value of plan assets	(40.329)	(9.601)	(293)	-	(2.090)	-	(52.313)	(65.305)
Present value of obligations exceeding the fair value of assets	(17.980)	(3.852)	(169)	318	4.486	4.362	(12.835)	(22.029)

Net actuarial liabilities (assets)	(17.980)	(3.852)	(169)	318	4.486	4.362	(12.835)	(22.029)

 (*) No assets were recognized by the sponsor due to the impossibility of refunding this surplus. Additionally, the sponsor’s contributions will not be reduced in the future.

b)      Changes in actuarial liabilities (assets), net

	Plans
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA	TRCA

Actuarial liabilities (assets) as of Dec. 31, 2009	(24.401)	(3.102)	(1.409)	273	(644)	3.187	4.067

Expenses (revenue) recognized in income for the previous year	(2.099)	(209)	(129)	30	-	414	415
Sponsor’s contributions	-	-	-	(13)	-	(5)	(312)
Actuarial (gains) or losses recognized	8.520	(541)	1.369	28		890	192
PBT plan extinction	-	-	-	-	644	-	-

Net actuarial liabilities (assets), as of Dec. 31, 2010	(17.980)	(3.852)	(169)	318	-	4.486	4.362

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

c) Statement of calculation of losses (gains)

	Plans
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA	TRCA

(Gain) loss from actuarial obligations	(5.801)	246	(823)	28	436	1.130	192
(Gain)loss from plan assets	14.321	(787)	2.192	-	-	(240)	-
Loss from employee’s contributions	-	-	-	-	-	-	-
Plan extingion	-	-	-	-	(436)	-	-

Gain) loss as of Dec. 31, 2010	8.520	(541)	1.369	28		890	192

d) Reconciliation of present value of liabilities

	Plans
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA	TRCA

Value of liabilities as of Dec. 31, 2009	26205	5.373	864	273	1.420	5.074	4.067
Cost of current service	10	-	-	-	-	31	-
Interest on actuarial liabilities	2.784	571	92	30	-	552	415
Benefits paid for the year	(850)	(440)	(9)	(13)	-	(211)	(31)
((Gains)/losses from liabilities	(5.801)	245	(823)	28	-	1.130	192
Plan extintion	-	-	-	-	(1.420)	-	-

Value of liabilities as of Dec. 31, 2010	22.348	5.749	124	318	-	6,576	4.643

e) Reconciliation of fair value of assets

	Plans
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA

Fair value of assets as of Dec. 31, 2009	50.606	8.475	2.273	-	2.064	1.887
Benefits paid for the year	(850)	(440)	(9)	(13)	-	(211)
Contributions from participants	-	-	-	-	-	-
Sponsor’s contributions	-	-	-	13	-	5
Actual earnings from assets for the year	(9.428)	1.567	(1.972)	-	(2.064)	408

Fair value of assets as of Dec. 31, 2010	40.328	9.602	292	-	-	2.089

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

f) Expenses for 2010

	Plans
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA

Cost of current service (with interest)	11.861	-	-	-	22	-
Interest on actuarial liabilities	2.262	589	13	33	690	448
Expected revenue from assets	(4.583)	(1.079)	(34)	-	(211)	-

Total net expenses (revenue) to be recognized	9.540	(490)	(21)	33	501	448

Actuarial assumptions adopted in the calculations

The principal actuarial assumptions adopted in the calculations were as follows:

Nominal discount rate on actuarial liability:	10.66% a.a. (11,08% in 2009)
Nominal earnings rate expected on plan assets:	PBS-A: 11.50% a.a. (9,44% in 2009) PAMA: 10.59% a.a. (9,42 % in 2009) Administrative Agreement: 11.69% a.a (9,88% in 2009) PAMEC: N/A PBS-TCS - TNE: 9.88% a.a. (9,88% in 2009) ATÍPICO: N/A
Estimated index ofvnominal salary increase:	6.28% a.a. (6,28% in 2009)
Estimated index of nominal increase in benefits:	4.20% a.a. (4,20 % in 2009)
Biometric table of general death rate:	AT83 split by genre
Biometric table on disability:	Tábua Mercer Disability
Expected turnover rate:	Nill
Probability of retirement:	100% in the first elegibility to a Plan Benefit
Estimated long-term inflation rate:	4.20% (4,20% in 2009)
Accrual method:	Método do Crédito Unitário Projetado

40     Key Management Compensation

The short-term salaries and benefits paid to the Company’s and its subsidiaries’ management in the period ended December 31, 2010, totaled R$5,795 (R$7,569 in 2009).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

41     Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations.  Thus, as of December 31, 2010, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The management of the Company and its subsidiaries find the insurance coverage sufficient to cover eventual losses.  The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	17,672,645
General Third Party Liability - RCG	50,000
Cars (Executive and Operational Fleets)	100% FIPE Chart. R$1,000 for civil liability (Property Damages and Personal Injury) and R$100 for Pain and Suffering.

42     Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates.  Below is a list of minimum rental payments to be made under such agreements:

2011	329,412
2012	341,929
2013	354,923
2014	368,410
2015	382,409
1,777,083

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

43     Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A (“Telco”). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Government Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For purposes of ANATEL’s requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica’s participation in Telco S.p.A. cannot characterize influence on the financial, operational and strategic decisions made by TIM’s Brazilian operations.  Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force at December 31, 2010, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with applicable legislation.   As of December 31, 2010, the receivables and payables arising from these agreements amounted to R$129,249 and R$92,649 respectively (R$133,504 and R$99,145 in 2009). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$1,282,522 and R$855,939 respectively (R$1,385,261 and R$915,125 in 2009).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

44     Expenses  by nature

	2010	2009
Expenses by nature
Cost of services provided and goods sold	(7,305,767)	(6.672.369)
Commercialization	(4,494,608)	(4,436,751)
General and Administrative	(1,008,694)	(1,033,438)
Other revenue/expense	(448,247)	(462,114)
	(13,257,316)	(12,604,672)

Classified as:
Personnel	(586,722)	(563,225)
Advertising and publicity	(537,221)	(511,933)
Third party services	(2,797,663)	(2,791,430)
Interconnection	(3,602,984)	(3,351,845)
Cost of services provided and goods sold	(1,026,091)	(925,184)
Depreciation and amortization	(2,993,461)	(2,913,966)
Allowance for doubtful accounts	(310,498)	(422,163)
Taxes, fees and contributions	(989,850)	(741,588)
Others	(412,826)	(383,338)
	(13,257,316)	(12,604,672)

45 Supplementary disclosures about consolidated cash flow

	2010	2009

Interest paid	296,533	254,420

Income tax and social contribution paid	110,419	54,308

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayers’ ID. CNPJ/MF nº 02.558.115/0001-21

NIRE 33.3.0027696-3

Dear Shareholders,

The management of TIM Participações S.A. (“TIM Participações”, “The Company” or “TIM”) submits to your appreciation the Management Report and the Company’s Consolidated Financial Statements, together with the report of independent auditors referring to the fiscal year closed on December 31, 2010.

The following operating and financial information of 2010, except when otherwise indicated, is presented in Brazilian Reais (R$), based on consolidated figures and according to Brazilian corporate legislation. All comparisons refer to 2009 pro-forma results including Intelig, except when otherwise indicated. The Income Statement analysis refers to TIM operations, including the effects of Intelig operations. Regarding Balance Sheet, the analysis also includes Intelig balances.

1. Profile

TIM Participações S.A. is a holding company, which renders nationwide telecommunications services through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. The Company started its operations in Brazil in 1998 and became consolidated as a national company as of 2002, becoming the first mobile operator to be present in all Brazilian states.

TIM operates as a mobile, fixed, long-distance and data transmission operator, always focused on the quality of services rendered to its customers. Through GSM technology, TIM has a national range of approximately 94% of the urban population, being the largest GSM coverage in Brazil, with presence in 3,203 cities. TIM also relies on an extensive data coverage throughout the country, being 100% GPRS, 79% with EDGE, in addition to having a sophisticated Third Generation (3G) network available to over 50% of the Brazilian urban population. The Company also has international roaming agreements for TIM customers, more than 450 networks are available in over 200 countries on six continents.

TIM brand has a strong association with innovation and quality attributes. During its presence in the country, it has become the pioneer in launching several products and services, such as the introduction of MMS and Blackberry in Brazil. Continuing this trend, the Company added to its portfolio, in 2010, new and innovating offerings, always seeking to keep the positioning as the operators that makes “Plans and Promotions that Revolutionize”. TIM has evolved its two families of plans – ‘Infinity’ e ‘Liberty’ – by launching the offerings ‘Infinity Web’ and ‘Liberty Web’ in order to meet the growing demand for data services.

Furthermore, it has also introduced the pay per call concept for calls to fixed numbers through ‘Infinity Mais’ offering. The portfolio is based on an innovating concept, with great incentive to usage (tariffs per call, unlimited use) and always exploiting TIM’s community sense, with over 51 million lines throughout the country.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Itália group company. Innovation and quality are two of the strategic pillars TIM shares with its parent company. For this, TIM substantially invests in network and IT, and maintains synergies with its controlling group through the sharing of experience and the adoption of best practices, always ensuring innovative experiences to all of its clients.

During 2010, the Company continued with the integration process with Intelig, which was merged in December 2009. The latter operates as a fixed, long-distance and data transmission provider in Brazil. The merger expanded TIM network infrastructure, so that it was possible to speed up 3G network development, optimize leased line costs, and also improve our competitive positioning in the telephony market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). It is also one of the select group of companies included in the Corporate Sustainability Index (ISE) of BM&FBOVESPA.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

2. Message from the Management

We ended 2010 with the satisfactory feeling that the turnaround started two years ago is well accomplished. This new phase has allowed us to strengthen company's fundamentals and support our growth.

A good balance of Growth and Profitability

In 2010, we were the operator with the largest customer base growth, with the addition of 9.9 million lines and an incremental market share of 34%. We quit the leakage in the post-paid segment, and we added in 2010 more than 1 million lines. As for the prepaid segment, we had a strong adherence to the Infinity plan. This growth in customer base has been followed by improvements on profitability, with total net revenues growth of 9.9% in 4Q10 on yearly basis and EBITDA margin surpassing the 30%. It is also important to mentioned that Free Operating Cash Flow amounted to R$1.4 billion in 2010 (up 110% from 2009).

Our Brand

We kept the quality, convenience and innovation as the central point of our strategy. We achieved a prominent position in network quality, which for the 10th consecutive month we led Anatel’s ranking. We also took the lead in Preference and Top-of-mind.

Drivers of Growth

We always aimed to have a distinct value proposition. For the voice service, we adopted the simple concept of "One Country One Rate" with unlimited calls between TIM users and pricing per event (instead of per minute). TIM’s network transported in 2010 almost twice the traffic of 2009 and become leaders in traffic volume for long distance service. Important to pointed out that over 2/3 of our traffic already occurs within our network. For data services, we kept the Infinity’s DNA, where we focused on unlimited service concept and used the smart-phones without subsidy to leverage penetration on data services.

Improving Financial Results

We fully achieved the goals released to the market in the beginning of 2010. Net service revenues grew 6.1% in 2010 and EBITDA margin reached 29%. Even with a strong growth in customer base, we maintained a strict costs control and because of that we could grow with profitably. The operating free cash flow reached R$1.4 billion in 2010, an increase of 110% over 2009. These results enabled the expansion of dividends and we will propose in the General Shareholders’ meeting the amount of R$497 million (which compares to R$204 million distributed in 2009).

Strengthening Data Offers

We launched the Infinity Web in the second half of 2010 and we are very pleased with initial results. In just four months, Infinity Web already reached 1 million daily users (4x higher than

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

before the offer launching). This performance was an important support for data revenues growth in 4Q10.

Perspectives

We hope to continue expanding our base under the Community concept – we have no doubt that this has been our great competitive advantage. We know that the competitive landscape might become tough in 2011 along with a challenging macro-economic environment. However, we will keep our optimism and the search for the best equilibrium between growth and profitability.

I conclude my message by thanking all of TIM’s employees, a fundamental piece for make such great change happens. I am very proud to lead and be part of this team. These were two years of hard work and fatigue, but the results show us that it was worth it! We create value for our shareholders, customers and all stakeholders.

Luca Luciani

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

3. Economic and Industry Scenario

3.1.  Economic Environment:

In 2010, the Brazilian economy consolidated its recovery in relation to the crisis that shook up the world in 2008. Still in 2009, the country was able to get out of the recession, suffering much less than the developed countries, which still face several problems in the attempt to reestablish economic growth. To Brazil, this year proved that its financial system is solid enough to face a global crisis and, with a robust domestic market and price stability, the country was able to create a new economic expansion pattern, more consistent and sustainable. Consequently, in 2010 the country is likely to presented a 7.8% GDP growth (according to Central Bank estimates – IBC-Br) and both the government and the market already show concern with inflation, accelerated by the strong economic activity.

The official inflation rate of Brazil (the IPCA) closed the year with a 5.91% increase, the highest rate since 2004. The figure was above the target of the Central Bank (4.5%), but still within the  2% margin upward or downward considered acceptable by the government. However, in order to keep expectations at safe levels, the government has already started a monetary retraction process.

In relation to Monetary Policy, COPOM has adopted a retraction trend, closing the year with the economy’s basic interest rate (SELIC) at 10.75% p.y., evolving from its historical low of 8.75% in 2009. The economic activity expansion increased inflationary pressure and, as the rates pointed out to the possibility of missing the inflation target for the year, the government opted to control expectations and promptly responded with interest raise.

As for domestic demand, due to a record low in unemployment rate, a salary increase, credit condition improvement, and economic recovery, household consumption is likely to show a strong expansion and the Gross Formation of Fixed Capital should raise driven by the strong increase of the industrial production.

Brazilian current account ended the year with a deficit of US$47.5 billion, representing a YoY growth of more than 93% (In 2009, the deficit was US$24.3 billion). The main driver of the result was due to services and repatriation. On the other hand, Foreign Direct Investment accounted for US$48.5 billion, compensating the capital outflow of the current account.

The Dollar devaluation in world market was felt in the domestic market and the government had to act in order to prevent the Real from overvaluing, harming Brazilian exporters. To that end the government took a series of measures to contain the Dollar devaluation such as IOF increase, in an attempt to prevent speculative capital from entering the national market.

Impacted by Dollar depreciation, low unemployment and investment increase, the 2010 trade balance recorded a US$20.3 billion surplus, the lowest since 2002. The figure represents a 19.8% drop when compared to the US$25.3 billion surplus recorded in 2009. Despite  the drop, the result still came above market expectations, which predicted a result between US$ 15 and 16 billion. The figure even exceeded the government’s expectations, which were US$17 billion.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The fiscal policy was impacted by the electoral year and despite the end of tax cuts in order to foster economic recovery (mainly oriented to automobiles, civil construction and consumer goods), the government was unable to reach the primary surplus target of 3.1% of GDP. In spite of the increase in tax collection due to an improvement in the economic scenario, government expenditures led the primary surplus to drop in relation to 2009, to 2.8% of GDP.

According to the Central Bank the total credit volume in the financial system should expand 20.5% in 2010, standing for 46.6% of GDP. In the previous year, the growth was of 15.2.

3.2.  Telecom Sector:

For the telecommunications  sector, 2010 was better than the previous year, when the economy was still impacted by the global crisis. The number of net additions was higher in all services if compared with 2009 net adds, but not as good as 2008 figures. Although the mobile telephony market already showed high penetration levels, in 2010 the level of net additions ended up being better than the market expected. The mobile market closed the year with 202.9 million accesses, which represents an annual growth of 16.7%, totaling 28.98 million new lines, according to Anatel.

Brazilian mobile telephony market keeps being the fifth largest in the world and reached in 2010 a penetration level of 104.6 lines for every 100 inhabitants. This confirms the mobile telephony as the means of communication with the widest presence in Brazilian homes across all social classes, mainly impacted by current chip-only offers.

The largest part of growth keeps concentrated in the prepaid segment, that reached 167.1 million accesses (+16.4% A/A) representing 82.3% of total market. The postpaid segment reached the mark of 35.8 million lines, an 18.1% YoY expansion. The key growth drivers to both sectors were the favorable economic scenario, with increased credit, the better income distribution (with part of population migrating from the D and E segments to C), and the competition in Brazil’s mobile telephony market.

According to data published by Teleco, the fixed telephone sector showed a slight growth of 1.2% compared to last year, ending the period with 42 million lines, representing a penetration level of approximately 21.7 lines for each 100 households.

The sector also went through important merger and acquisition events during this year. The most important of all was the sale of Portugal Telecom stake in Brasilcel (Vivo parent company) to Telefonica. After several attempts, the Spanish company became the sole controller  of Vivo and has already started the integration process with its fixed arm (Telesp) in Brazil.

With the capital acquired from the sale of Brasilcel, PT has purchased a stake in the controlling group of Oi. The company has kept its presence in Brazil and has given the Brazilian company enough capital  to expand its operations after a year of stagnation.

Other important M&A event was Embratel’s tender offer for NET’s nonvoting shares. The Mexican company managed to take control of more than 90% of NET’s total capital and also started the consolidation process between its telecom companies (Claro, NET and Embratel).

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

In addition to merger and acquisition movements, in December Anatel completed the Band H auction, which had Nextel as the great winner. Thereby, the mobile sector gains a fifth player,  since the company purchased 3G licenses, it undertook the commitment of coverage in nearly the entire Brazilian territory.

The regulation for MVNOs was also approved in November by Anatel, which may bring new companies to operate in the market.

3.3. Particularities of the sector

Mobile telephony in Brazil is characterized by a sector considered to be private, where practiced prices and rates are regulated by the market. Anatel functions as an agency that regulates telecom sectors in Brazil, with the mission of “fostering the country’s telecommunications development in order to provide it with a modern, efficient infrastructure, capable of offering society suitable, diversified services and at fair prices, throughout the national territory”.

In the competitive environment, Brazilian mobile telephony sector is presented as one of the most competitive in the world, being one of the few to present four competitors with national presence and with market share between 20% and 30%. The strong competition movement in the market implies greater margin pressure on account of business expenses with advertising and publicity, commissions and subsidy. Subsidy practice as a competion tool has been gradually abandoned by operators, giving space to a more service focused offers approach. The recent movement has allowed a drop in the average price that is offset by a greater utilization.  TIM accelerated on this path in 2010, practically setting the subsidy on of handsets aside and starting to stimulating use.

Intensive capital is also one of the main characteristics of the telecommunications industry. In order to withstand the network traffic increase over the years, high investments in technology and infrastructure are required to ensure the quality of rendered services.

As a provider of a fundamental service to the country’s socio-economic development, TIM strongly believes that Brazil is consolidating itself in an outstanding position in the world economic scenario and is satisfied to be able to contribute to the country’s infrastructure development, promoting universalization of telecommunications services. TIM reasserts its investment commitment in 2011 and the ceaseless search for more and better services, seeking to meet all the needs of all its stakeholders.

3.4.  Regulation of the Sector

The telecommunications sector is submitted to regulation by the National Telecommunications Agency – Anatel, a special government agency linked to the Ministry of Telecommunications, which has autonomous and independent management. Anatel is responsible for publishing standards referring to telecommunications service rendering and the relationship among different providers, in the terms set forth in the General Telecommunications Law (Law No. 9.472, of July 16, 1997).

Specifically regarding to TIM and Intelig operating activities, Anatel has developed a strict regulation for mobile communication services (Personal Mobile Service – SMP), fixed telephony

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(Switched Fixed Telephone Service – STFC) and data transmission (Multimedia Communication Service – SCM).

Taking into account the great sector dynamism, especially on account of accelerated technological advances experienced by the providers, mainly in the scope of SMP, the standards published by Anatel are subject to periodic updates.

In order to share the planning of its actions with society and optimize execution of public policies established by the Executive Branch, Anatel has approved the General Telecommunication Regulation Update in o Brazil – PGR (Resolution No. 516/2008). In the PGR, Anatel establishes short, medium and long term actions, defined, respectively, in 2, 5 and 10 years.

This regulatory adaptation process takes into consideration technical analyses of Anatel specialized areas and discussions originating from Public Herrings, through which regulation update proposals are debated between Anatel, Public Authority and society in general, always very closely accompanied TIM.

3.4.1. Radio-Frequency Spectrum

TIM holds radio-frequency right of use authorizations for rendering  SMP in 800 MHz, 900 MHz, 1,8 GHz and 1.9/2.1 GHz frequency bands, which allows it to provide mobile communication services in 2G and 3G technologies throughout the country.

In October 2010, Anatel started Bid No. 002/2010-PVCP/SPV, which auctioned off sub-band H (1.9/2.1 GHz – 3G band) and 1.8 GHz (2G) band leftovers. On account of restrictions defined by Anatel, related to limits for holding radio-frequencies, current SMP providers, with operation in 1.9/2.1 GHz band, have not been qualified to the sub-band H auction.

The impossibility of current SMP providers’ participation in sub-band H auction, allowed Nextel to buy a national 3G coverage and a 2G presence, in Region I of the PGA, summing a total of R$ 1,421.3 million investment.

As a result of its participation in the Bid, TIM, with an R$ 81.8 million investment, will be able to expand its 2G coverage and intensify its presence in the Northern region of  the country and in the States of Paraná, Santa Catarina and Minas Gerais, areas that have been recording strong economic growth.

Continuing the process of fulfilling the commitments of coverage resulting from Bid No. 002/2007/SPV,  TIM, in 2010, completed telephony implementation in 271 municipalities, completing service in 460 municipalities with less than 30,000 inhabitants, which had no mobile coverage, started in  2008.

3.4.2. Integration with Intelig

INTELIG acquisition started the geographic overlapping resolution process of STFC rendering grants, in Local, National Long Distance and International Long Distance modalities, held by TIM CELULAR and INTELIG.

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Current regulation prevents a Group from holding more than one grant to provide STFC, for which Anatel has given the Group the 18-month period from the date of completing the corporate operation, in other words, up to June 30, 2011, to close the grant overlapping.

3.4.3. VU-M (MTR) and Wholesale Market

Interconnection among telecommunications service providers is mandatory, allowing users of collective interest telecommunications services (especially, STFC, SMP and Specialized Mobile Service – SME) origination and termination of calls between different providers.

In the case of SMP, Anatel has established that, whenever a provider network is used to originate or terminate calls, it will be entitled to receive the SMP Network Use Value  (VU-M), freely agreed upon between parties.

In the scope of its participation in Bid No.  002/2007/SPV, which ensured to it radio-frequency use authorizations in 3G sub-bands, Anatel has determined TIM the adoption of a single VU-M per  SMP – PGA General Authorization Plan, with effectiveness as of November 1, 2010, freely agreed upon between providers (Order No. 8.849/2009-CD).

In October 2010, Anatel approved Public Hearing No. 37/2010, which proposes a reduction mechanism of fixed-mobile call values(VC-1)  of STFC operators, by applying a 10% reduction, in 2011, and 10%, in 2012, on Telecommunications Service Index – IST. Indeed, this negative rate readjustment VC-1 would be accompanied by new negotiations for VU-M agreement, possibly followed by arbitration proceedings with Anatel.

Concurrently, Anatel approved Public Hearing No. 50/2010, in late December 2010, proposing deep changes to dedicated line industrial exploitation – EILD (Exploração Industrial de Linhas Dedicadas) market, disciplining mechanisms for transmission circuit contracting operating structure optimization, in order to increase the transparence of contracting costs and allow equal treatment to independent grantee Group providers.

Public Hearing No. 50/2010, which will be available for comments up to March 18, 2011, opens discussions about upgrading the wholesale market, which should end up by publishing the ceneral Competition target  plan – PGMC (Plano Geral de Metas de Competição).

Currently in analysis phase by Anatel’s Board of Directors, the PGMC should gather regulatory asymmetry standards, especially in the EILD (transmission infrastructure) market, in order to provide greater competition in retail markets and equality in the fixed wholesale market, improving the regulation model supported by the definition of Significant Market Power – PMS in considered relevant markets.

3.4.4. Cost Model

The implementation of a cost model by Anatel has been developed since March 2005, with publication of Resolution No. 396/2005, which approved the Account Separation and Allocation Document – DSAC (Documento de Separação e Alocação de Contas), with a view to pricing STFC

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

and SMP interconnection, as well wholesale market inputs, especially dedicated lines (EILD) and unbundling.

In continuity to the process for its effective implementation by Anatel, on September 17, 2010, the International Telecommunication Union (UIT) started the international consultancy bidding process that will be responsible for formatting the cost modeling, which should be completed still in the first o semester of 2011, according to estimates disclosed by Anatel.

The optimized cost model implementation was one of the short-term targets set forth in the PGR, with completion expectation for October 2010, however, its technical complexity indicates that it will only be actually employed by Anatel to set rates and prices in 2012.

3.4.5. MVNO (Mobile Virtual Network Operator)

In November 2010, Anatel published Resolution No. 550/2010, which disciplined SMP exploitation activity through a virtual network (MVNO, Mobile Virtual Network Operator). SMP provision through a virtual network will be conditioned to prior commercial agreements between SMP providers in operation and new entities interested in MVNO, which may take place through the figures of Virtual Network Accredited and Authorized.

The Virtual Network Accredited (Credenciado) will work as an SMP Provider partner, through a Representation Agreement between the Accredited and Provider, being forbidden to formalize a Representation Agreement with more than one Origin Provider in a certain Area of Registration.

Whereas the Virtual Network Authorized (Autorizado) will work as a new SMP provider, its direct competitor, in a business model that requires prior network sharing agreement with an SMP Provider, being feasible the sharing of a network with more than one SMP Provider in a certain Area of Registration.

With MVNO regulation, concrete application of standards reveals an entrance opportunity into the market of new providers that have no radio-frequency right of use authorizations in certain regions, expanding their operation area, as well as entrance of new competitors, stimulating an increase in the completion level.

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

4. Services

TIM’s strategy is strongly based on understanding and segmentation of its customer base. Segmentation allows providing and offering products and services, thus meeting the different profiles of our customers: consumer and business.

4.1.  Consumer Solutions

2010 was a year of consolidation and evolution of TIM’s offering portfolio was completely renovated in 2009. Thus, the company remained with the positioning of an operator that makes “Plans and Promotions that Revolutionize. The portfolio is based on a concept and an innovating scheme in the Brazilian market, such as the tariff per call, the long-distance barrier break and unlimited use, always exploring the TIM community concept, which relies on more than 51 million lines countrywide. The launchings over 2010 sought to explore and develop further these benefits.

Main Plans:

•         Infinity (pre or post), the customer is only charged for the 1st minute of each call to any TIM number and he talks as long as he wishes, in other words, payment is no longer per minute, but per call;

•         TIM Liberty Plan, for a monthly flat fee, customers may speak unlimited with any TIM number, with no call restriction and call duration;

•          ‘Da Vinci’ Plan, is a single offer where use is unlimited in both voice and data by cell phone, in addition to counting on exclusive service and telephone set portfolio.

In the prepaid segment, TIM started the year by encouraging ‘Infinity Pré’ plan through the 25-cent promotion (local and long-distance using CSP 41), which drove the use and growth of the customer base.

Focusing on Mother’s Day (an important date for the sector) and taking advantage of the World Cup period, the Company launched an offer that associated the Brazilian Team theme with an aggressive business condition. Still in the second quarter TIM launched a set of offers that worked both  pre and post paid segments, called “TIM Turbo”. This set of packages aims to power up the plans with even more interesting benefits on three fronts: internet, messaging and voice. In the case of voice pre, two unlimited call packages are offered to “favorite” numbers for a certain time, by paying an admission fee.

On another commemorative date, the Father’s Day, TIM kept its offers launched up to that date,  and reinforced its communication to promote Infinity Pre 25 cents offer for local and LD.

For the fourth quarter, ‘Infinity Mais’ offer was launched in the segment, which expanded the benefit of charging per call, for termination in fixed lines, charging 50 cents per call. This offer along with ‘Infinity Web’ were the major attractions for the Christmas campaign, enabling an expressive result of net additions in the fourth quarter.

‘Infinity Web’ promotion, consists of a month of free internet use in ‘Infinity Pré’ plan and after this period, 50 cents a day is charged for unlimited internet access use over the cell phone. This offer,

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

which will be detailed further ahead, served as a catalyst so that ‘Infinity Pré’ plan would gain even more differentiation in face of the competitors.

For the postpaid segment, 2010 started by launching ‘Infinity Zero’ plan, an innovating plan with no monthly subscription – the customer only pays for monthly utilization and can also rely on Infinity plan benefits (charge per call, for local and LD calls using code CSP41). Still in the   segment, TIM also launched in the first quarter “Liberty+100” plan, with a very competitive subscription in the SIM-only offer (without cell phone subsidy). This plan includes the same benefits of the Liberty plan, but it also includes 100 minutes for calls outside TIM network and also includes unlimited calls for Radio users.

In the second quarter, ‘TIM Turbo’ was also launched for post plans and the available packages for voice were: ‘Predileto Local and ‘Predileto DDD’, which offered unlimited calls to fixed or mobile TIM numbers through a monthly subscription. Additionally, other package options were launched for calls outside TIM network for “Liberty” plan.

For the third quarter, TIM kept its postpaid offers launched early in the year, and created new services, such as  ‘Infinity Family’, which offers free and unlimited calls between family TIM numbers, including calls to ‘TIM Fixo’. Thus, it is possible to take advantage of all “Infinity” plans’ benefits (each family member chooses his) and also speak free of charge to each other. Still in post paid, ‘TIM Turbo’ was increased with new packages for Liberty customers, these packages are focused on expanding the community with whom you can speak in unlimited manner, therefore against a reduced monthly payment Liberty user may speak unlimitedly with radios.

Closing the year, in postpaid, ‘Infinity Mais’ promotion was also launched, which offers calls to fixed phones for the amount of 50 cents per call. Once again the intensive usage strategy was reinforced, offering differentiated benefits to TIM customers. Another offer that boosted sales in post, were ‘Combos Liberty’ that brought Liberty plan benefits along with Liberty Web promotion, which gave 6 months of unlimited free internet access when the customer bought a new handset (without subsidy).

During 2010, TIM maintained TIM SIM-only strategy, where customers may choose discounts in service instead of subsidy on the handset. Therefore, it is possible to reduce even more the dependence of this offer model, and strongly signal to the market that it is possible to offer differentiated services at competitive prices and make handsets available without necessarily giving them free to customers.

The consolidation and evolution of offers have allowed TIM to present an improvement in operational indicators. It sales reached a record level of 28,638million lines in 2010, the new offers had great acceptance in the market and it was possible to keep accelerating fixed to mobile substitution, substantially increasing usage(MOU – Minutes Of Use – closed the year at 129 minutes). We will follow on the same path in 2011, through innovating launchings and  pushing customers’ usage, always maintaining the quality of service.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

4.2.  Business Solutions

In 2010, TIM maintained the differentiation and innovation strategy in the business segment. The focus was to offer functional solutions to all use profiles, with simplicity, savings and convenience, These attributes constitute TIM’s strategy for the corporate segment. In 2010, TIM launched innovating plans and services to serve from individual micro-entrepreneurs to major corporations.

To that end, it launched two new voice families of plans: ‘TIM Liberty Empresa’ and ‘TIM Empresa Mundi’, focused on corporate market users’ main communication needs.

‘TIM Liberty Empresa’ plans follow the community concept and the customer may speak to more than 51 million people all over Brazil at no additional cost. All calls to any TIM cell phones are free and unlimited, either to TIM prepaid or postpaid numbers. In this plan, the customer also may choose between 5 packages of minutes to speak to customers from other operators. Liberty offer in the corporate segment, has allowed companies to have immediate savings in the communication among their employees, customers and suppliers, through free and unlimited communication throughout their ecosystem.

‘TIM Empresa Mundi’ family of plans is the economic, differentiated and innovating alternative, which allows using the package of minutes in calls to any direction. ‘TIM Empresa Mundi’ is the only in the market with these features. In this plan, there are four individual minute package options to make local, national and international long-distance calls to more than 20 countries with code 41, without charging national roaming, and rates are from R$ 0.25 a minute. Through this plan, TIM has served in differentiated and innovating manner companies that had need for international calls, such as consulting firms, import/export companies and multinational companies. Furthermore, it has allowed telephone bills no longer to be a surprise at the end of the month, ensure cost control and reduction.

Still in 2010, TIM launched ‘Liberty Web Empresa’ offer, which offers 6 months of free internet access through the cell phone. This allowed companies to acquire full voice and data solutions through smartphones. Currently, a important part of sales for the corporate segment comes out with an active internet service over the smartphone. All customers who purchases this solution receive free of charge ‘Mentor TIM’, a one-to-one training in person or by telephone that guides the customer to use all the resources of his new smartphone and data solutions. In late 2010, ‘Mentor TIM’ completed, more than 100 thousand trained TIM users.

Reinforcing ‘TIM Empresa Simples’ strategy, launched in 2009, which offers a simple and complete fixed telephony, mobile telephony and internet, TIM launched in 2010 new combos, including fixed sets and modems at no cost to its customers.

Last year, TIM also launched differentiated offers for different company sizes, being a simple and compact offer for Individual Micro-Entrepreneurs, for instance, and a more attractive offer for the Medium-Size Company segment, which requires a greater volume of cell phones and  smartphones.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

4.3. Value Added Services (VAS)

In 2010, revenues originating from VAS services accounted for 12.81% of gross service revenue, with a growth of approximately 20% in the year. Value added services had a constant presence in TIM’s launching agenda to the market, reaching its apex in the third quarter, when the major data concepts were launched in 2010: ‘Infinity Web’ and ‘Liberty Web’.

These concepts are focused on internet use over the cell phone (webphone or smartphone), which was outlined as TIM’s  main strategy in data services since early 2010, still with the first offers that sought to encourage micro-browsing and social network utilization. ‘Infinity/Liberty Web’ offers bring the same unlimited use possibility as voice plans of the same name. Infinity Web is focused at prepaid public and Liberty Web focused at postpaid customers:

‘Liberty Web’, postpaid data plan launched on Father’s Day, which consists of offering first-class unlocked smartphones to new customers or not. For this promotional combo, customers have six-month of free Internet access. Smartphones may be paid in 12 installments with a credit card. A version for corporate customers has also been launched – ‘Liberty Web Empresa’.

“Infinity Web” is a daily, unlimited internet access for a flat fee (R$0.50 per day). TIM encourages migration of internet cafe users to mobile internet, with “any time any place” concept for a more competitive fare. It is important to remark that the handsets purchase option via credit card makes easier to the target audience (lower income class) to fit into their budget.  ‘Infinity Web’ offers the service as a trial, free of charge during one month.

Since the launch of "Web Infinity" to the end of 2010, there was a growth of about four times the number of unique users (customers who had at least one connection on a day), reaching on December 1 million users per day .

TIM has also created new promotions to encourage the use of SMS and mobile internet. In ‘TIM Turbo’, customers pay to use unlimited data services and SMS during a period of time, according to the chosen plan. Additionally, in partnership with three other major mobile telephony operators, TIM has launched ‘Torpedo Campeão’ promotion that seeks to leverage SMS use in Brazil.

There have also been investments to expand social network use through partnerships with Facebook, Twitter and Orkut. In 2010, Twitter SMS, Facebook SMS, O.FACEBOOK.COM, Orkut SMS services were launched, among others services. The search to make social network access simpler and direct showed to be a successful weapon to conquer customers.

In the corporate market, TIM, has launched BES Express solution, which allows corporate customers to synchronize, through Microsoft Exchange, their e-mails, calendar, contacts, personal e-mails, in addition to accessing the Internet, view and edit documents. This free solution simplifies the life and reduces small and medium-size companies’ costs, because it does not require the purchase of a BES server to offer the benefits of a full pushmail solution.

Complementing BlackBerry service offer to corporate customers, ‘BlackBerry Liberty’ combos were launched, in which the customer enjoyed all ‘Liberty Empresa’ plan benefits, unlimited Blackberry

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

BIS service, BlackBerry International and unlimited SMS. This offer provides unlimited voice and data use in Brazil and abroad for a quite aggressive price.

4.4. Handsets and Applications

In relation to handsets, TIM has kept selling phones following the SIM-only strategy started back in 2009. Customers may purchase unlocked handsets, in12 installments without interest, from our complete and innovating handset portfolio. During the first quarter, the Company launched the new ‘Motorola Quench’, with ‘Android’ technology and ‘Motoblur’ technology, and ‘Samsung Blue Earth’, an eco-friendly phone.

TIM has maintained the strategy of cutting subsidies, focusing its actions on service rendering instead of subsidizing cell phone purchase. Therefore, with the appearance of the first data offers focusing on micro-browsing and social networks for the prepaid public, TIM has introduced the webphone concept – handsets with QWERTY keyboard, or touch screen, with good internet support, but without all functionalities of a smartphone – at non-subsidized quite competitive prices. Over the year, webphones have been gaining space in the portfolio and in the sales of handsets.

In the second quarter of 2010, taking advantage of the World Cup wave, Samsung Live Star set, which already comes with a digital TV was launched, so that people could watch World Cup matches through their cell phone at no cost. In addition to this launching, TIM presented the mobile version of its virtual application shop, “TIM AppShop”. This shop became more accessible through a WAP environment making purchase by the user much simpler and quick. Inside “TIM AppShop” the Customer has access to a catalog of applications to buy or sign up and download directly to his cell phone, increasing its functionalities and facilitating and entertaining the day by day of its customers.

In the third quarter, all attentions were turned to the launching of iPhone 4 and TIM, once again, left ahead of its competitors in launching events. TIM stores of major shopping malls throughout Brazil opened at midnight and one minute of official launching day by Apple to make iPhone 4 sales. Lines were formed at all stores to buy the new gadget and the events drew the attention of the entire media.

The fourth quarter was of great movement, because in addition to keeping updating its  portfolio by launching smartphones such as Motorola Milestone 2 and Nokia N8, TIM launched the tablet Samsung Galaxy Tab.

TIM also launched an extended warranty service, which enables the customer to extend the manufacturer’s warranty by 12 months. This warranty protects the product from functional defects, repairing or exchanging the handset for an equal or similar one. The price ranges according to the phone for which the service is being contracted.

4.5. Data Offer

In the third quarter TIM’s mobile broadband offer was reaunched, the ‘Novo TIM Web’. This marked the introduction of an innovating concept into the Brazilian market, because internet

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

access was no longer charged by megabytes in order to be based on connection time. The purpose of breaking this paradigm was to find a more transparent manner so that the customers would be able to monitor their account and use more easily. As a launching offer, internet access is free from 0h to 8h.

Still in the third quarter, TIM launched ‘TIM Communicator’, a dialer that in addition to making data connection through the mini-modem can make prepaid recharges, WI-FI Package subscription and access TIM WI-FI, TIM Music Store, TIM Games, TIM Café, Facebook, Twitter, Orkut and MSN services in addition to sending and receiving SMS.

4.6.  Long-Distance Offer

In long-distance, TIM has maintained its strategy to increase CSP 41 market share in its customer base and promote long-distance traffic migration from fixed operators  to TIM, maintaining its high-value customers’ loyalty and retention. To that end, TIM has kept long-distance incorporated to its main offers in 2010.

With focus on offers such as ‘Infinity’ and ‘Liberty’, TIM stimulated LD traffic among its 51 million subscribers, benefiting from its voice network differential present in all Brazilian states. Both plans allow users to speak in unlimited manner to any TIM number in the country through code 41. In ‘Infinity’ plan only the first minute of each call is paid, and in “Liberty” plan a subscription that allows an unlimited amount of calls is charged.

Additionally, several direct marketing actions have been conducted, promotions for new customers and segmented communication initiatives, such as for example, broadcasting vignettes at airports and renovation of material at points of sale in order to stimulate CSP 41 use.

4.7. International Roaming

In the scope of International Roaming offer, in 2010, shared roaming packages were launched to the corporate public of 250, 500 and 1000 minutes, and  to consumer public the special 100-minute package to the United States (cheaper package for use in this country).

In addition to these, in October, the air service aboard national aircraft in partnership with operator On air was lauched. The latter closed a contract with TAM and now TIM customers have the voice and data service aboard any aircraft that has the system installed.

TIM has also kept its differentiated voice and data package services for use overseas. For individual customers the “First Call Free” concept has been maintained, which makes three minutes available in the first received or originated call on international trips, and for prepaid customers there has been aggressive price offer to encourage utilization. In the case of corporate customers, unlimited Blackberry service overseas has continued with great appeal, because TIM makes a specific monthly data package for this service, enabling unlimited GPRS/EDGE/3G connection in all countries where TIM has coverage.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

4.8. Fixed Telephony

Intelig purchase has contributed to strengthen TIM’s fixed offer, expanding their differentiation and focus even more. This has been translated into important launchings in 2010.

The company launched ‘Tim Fixo Pre’, a fixed voice system intended for prepaid users (with no monthly fee or minimum recharge requirement). In order to promote its new offer, TIM prepared ‘Recarga Bonificada’ promotion, where the customer received 10 times the recharge amount to use in local or intra-network calls (fixed and mobile). This new product reinforces TIM’s converging product portfolio, adding an attractive and simple solution to residential fixed telephony.

In the third quarter of 2010, the company expanded its ‘TIM Fixo’ portfolio with a new plan called ‘TIM Fixo Mais’, which consist of a R$39.90 monthly fee (R$20 for ported customers) for 1,000 minutes for any fixed-to-fixed call. Furthermore, TIM has promotionally added to all its fixed post-paid customers, (new and current) free tariffs to 3 mobile TIM numbers till the end of the year.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

5. Commercial Operations

TIM has a broad distribution channel of simcards and recharge sales in all Brazilian states, consolidating its national presence since 2002. The Company counts on more than 9 thousand points of sales, among premium stores and dealers (exclusive or multi-brand), in addition to relying on the capillarity of major retail chains. Our prepaid service customers rely, in addition to traditional points of sale, on alternative recharge channels, such as supermarkets and newsstands, totaling about 398 thousand points spread all over Brazil.

Year 2010 was of consolidation for the Commercial area. The changes made in 2009 underwent some adjustments and the go-to-market model that resulted in growing sale volumes over the previous year was deepened, climaxing with a new sales record in 2010. Alternative channels for prepaid simcards sales also had a fundamental importance to building this result.

TIM, in 2010, reached the mark of 28.6 gross additions, being 25.2 million prepaid and 3.4 million postpaid accesses. These figures represent a 38.3% growth in relation to 2009 (41.2% in Pre and 20.6% in Post).

On Prepaid side, the main growth engine keeps being ‘Infinity Pré’ plan, launched in 2009, and had its value proposal increased by the launching of innovating offers such as ‘Infinity Mais’ (voice) and “Infinity Web” (data). Gross addition growth was mainly done through alternative channels, more economic, which allowed reconciling sales volume with greater cost efficiency. Recharge revenues grew 18% YoY, with more than 94% of recharges made by electronic channel. This great electronic channel performance is the result of TIM PDV project, which has been implemented by TIM since 2007 and that makes electronic recharge sale expansion feasible.

Whereas in Consumer postpaid, the differentiated portfolio (‘Infinity’, ‘Liberty’ and ‘Da Vinci’) has been maintained by launching new innovating voice (‘Infinity Mais’) and data (‘Liberty Web’) offers, making benefits to customers even more attractive. TIM has also maintained SIM-only selling strategy, without loyalty contract, offering discounts on the monthly fees and handsets payable in 12 installments. This combination has provided a 33% greater performance in gross additions of this segment versus 2009.

In business segment (SMB), the portfolio kept being modified, focusing its segmentation on users’ needs in order to better serve its corporate customers. The launching of ‘TIM Liberty Empresa’ and ‘TIM Empresa Mundi’ plans, allied to maintaining a highly  capillary network with over 4,000 salespersons enabled a more constant sales volume performance over the year, having broken sales records and several months and closing the year with the greatest sales volume in the channel’s history (+23% vs 2009).

This business approach along with offer innovations has allowed TIM to have a strong sales growth in 2010 without increasing acquisition costs, on  the contrary, unit SAC (Subscriber Acquisition Cost) dropped 36.4% in comparison to 2009.

For 2011 the outlook is growth in all segments, focusing on developing regions with lower performance and improving the efficiency and quality of each channel.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

6. Intelig

6.1. TIM and INTELIG Synergies

INTELIG acquisition has brought solid benefits to TIM, through relevant synergies generated with INTELIG’s network. The supplementary infrastructure of INTELIG to TIM’s network, such as the metropolitan optical fiber network and its extensive backbone allowed TIM, in 2010, to accelerate the development of its 3G network and generate important OPEX. These benefits will still keep being seen next year.

In the commercial scope, the integration between TIM and Intelig could clearly improve TIM’s competitive position, especially in the corporate segment, where Intelig has always operated with a strong presence.

6.2. Lines of Business and Commercial Approach

INTELIG has three main lines of business: residential, corporate and wholesale. For the residential segment, it offers local and LD telephone services (CSP 23) in addition of being an internet provider. For the corporate segment, it has voice and data offer for all corporate sub-segments, including government accounts. The company also operates in the Wholesale market, by selling voice and data transport to other telecom operators.

In the residential segment INTELIG has invested in the creation of new sales channels such as telesales and door-to-door, gaining capillarity in conquering new customers. The sales of long distance plans increased significantly throughout the year, having beaten, in December, the record of sales to individual customers, with a volume of more than 300,000 packages.

During last year, this integration enabled conquering large government accounts such as Rio de Janeiro and São Paulo state governments, in addition to important companies in several industry segments, leveraging corporate sales..

On the Wholesale front, important transport contracts have been maintained and the partnership with Sparkle a Telecom Italia group company that operates as a voice and data international transport service provider deepened.

Early in the year, the brand was relaunched, through a national campaign with the slogan ‘Intelig agora é TIM”’, encouraging the use of Intelig’s long-distance code 23.

6.3. Long-Distance Offer

Year 2010 marked the return of investments in communication of Intelig’s Long-Distance service with code 23, encouraging competition in a segment that showed to be lacking novelties. The year

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

started with the Intelig’s 10 years celebration, by launching the ‘Aniversário 10 Anos Intelig 23’ offering, in which the customer was granted with a super-promotional tariff of R$0.10/min for Fixed-to-Fixed national calls, at any time, any day of the week. The simplification of the concept and aggressiveness of the offer, allied to Intelig’s presence in the mass media, multiplied significantly the long-distance traffic using 23.

In the second semester, the offer was reformulated by taking advantage of the good moment generated in the 1st half of the year, when the new phase of the campaign was launched under the motto ‘Ligue 23’. For this new phase the image of a well-known actor (Selton Mello) was used to promote the service with fixed to fixed long-distance calls at R$0.23 per minute any time of the day, breaking paradigms and changing the use habits of its customers. A group of 23 countries was also included in this flat tariff of R$0.23/min for international long-distance calls. In a direct confrontation with competitors’ prices, ‘Ligue 23’ campaign showed the simplicity and savings of 23, increasing even more the LD traffic.

6.4. Fixed Offer and Data

In the corporate segment, INTELIG has expanded its market operation covering not only the Large Account segment, but also Small and Medium Companies by launching the ‘Sem Fronteiras 23’ offer in May 2010. This offer is differentiated because it charges the same rate for local and LD calls, in addition to extending free calls to any TIM line (providing savings of up to 50%). For the first time in its history, INTELIG made an advertising campaign for this kind of product, reinforcing the group’s intention to invest in this new operation. Two dedicated internet access product, ‘IP Fácil’ and ‘IP Max’, with speeds from 1Mbps to 100Mbps were launched to meet the corporate segment demand for data.

In the residential segment, a pilot was launched in selected neighborhoods of the city of São Paulo for a multi-play service: ‘Intelig Combo’. The service offers fixed telephony along the first high-speed broadband plan with PLC (Power Line Communication) technology, through a partnership with AES Eletropaulo.

Still in the first semester, the Company closed a partnership with IBM to offer ‘IBM Lotus Traveler’, a tool that allows customers to access their email through IBM Lotus Notes software. The service is directed to the Large Account clients (1000 largest companies in Brazil) aimed at promoting corporate support tool migration to mobile devices.

6.5. Network

INTELIG has an infrastructure that allows its customers to obtain integrated and customized solutions. The company has an optical fiber network installed from north to the south of the country (100% digital) totaling over 500 thousand km of optical fiber cables, with an extensive 16 thousand km backbone and metropolitan networks in the main capitals of the country. Furthermore, the company relies on telephone exchanges, satellite stations, connection to large international networks and capacity in main undersea cable systems.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

7. The TIM Brand and advertising campaigns

7.1. The TIM Brand

In 2010, after promoting a revolution in people’s habit to communicate, launching plans with unlimited communication concepts, TIM has kept the commitment to innovate and improve more and more the quality of its services. The outcome: TIM was the company that most grew in 2010, closing the year with more 51 million customers. With the ‘Você, sem fronteiras’B subscription, it has consolidated its positioning as the company that thinks differently, believing that it can add advantages not yet experimented by the Telecom market up to the moment,  leveraging its customer to the maximum. Maintaining its innovating portfolio, with plans that allow speaking more and paying less such as ’Infinity’ and another one with unlimited communication proposal such as ‘Liberty’,  was the great differential to leverage its growth in  the market.

7.2. Advertising campaigns

The communication strategy for 2010 was based on the consistence of information and coherence with the scenario. Two important movements can be highlighted, one being the advertising campaign that launched the commitment to present coverage improvements and quality of the signal, where the customer can follow up the development of the expansion plan through the media. And another that was the consolidation work of ‘Infinity’ and ‘Liberty’ plans, which were present over the year in all communication proposals.  The brand has kept its communication with Blue Man Group with the firm purpose of generating public recognition.

In 2010, TIM performed more than 25 plan and promotion campaigns, and closed the year with a retrospective film that recalled the great launchings of the year and their main benefits to the customer. The promise that remains is that the company will keep innovating so that the customer will be able to break the daily frontiers, feeling more and more borderless.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

8. Human Resources

TIM closed 2010 year with 9,081 employees throughout Brazil, an intangible and fundamental asset to the success of its business. This is a highly qualified team, where 44.9% of collaborators have or are attending higher education and  5.3% are already graduates; the other 47.8% have completed high school and only 2% have not done it. It is a young team: 74.9% of the collaborators are up to 35 years old; 18.9% are between 36 and 45; 6.2% are over 45. Additionally, its staff also consists of 26 outsourced employees and 177 interns.

About collaborators’ rights (their well-being and motivation) have been the focus of annually implemented initiatives by TIM, which in addition to offering incentives and opportunities, seeks to involve them in business conduction and invests in professional development, in order foster their total commitment to the Company’s goals.

One of Human Resources management pillars is to enable employees’ self-development, through innovating training programs. In 2010, TIM recorded 10,732 participants in the Training and Capacity-Building Program, totaling 433 thousand hours, or an average of 40 hours per employee. The numbers were the result of actions linked mainly to the development of core competencies of the company, through international training initiatives with well-known business schools around the world, and graduation opportunities to employees who have not yet had the opportunity to start/complete their studies.

The attraction and development of value professions is a priority at the Company, which has developed the ‘Talentos Sem Fronteiras’ program: an initiative aimed at identifying and seeking the best young professionals in the labor market, preparing them to assume positions of prominence and importance in the  enterprise. In 2010, 84 young talents were selected.

Quality of life is also among the main concerns of the Company, which has given continuity to health and well being-oriented programs aimed at reducing stress and promoting healthy habits in its workers’ routine. Additionally, TIM offers employees the supplementary pension plan, which in 2010 relied on the adhesion of 81% of its staff.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

9. Customer service

Quality in customer service is one of the priorities of the new TIM management. In 2010, investments in customer satisfaction and quality of service rendering continued.

The Customer Satisfaction team follows up users’ remarks through qualitative surveys and monitoring jobs, in independent, objective manner measures, aimed at upgrading quality and working on correcting processes. To that end, surveys have been contracted in order to obtain accurate diagnoses from different situations.

Also in 2010, TIM remained with initiatives aimed at the dialog with its customers through public and private consumer protection association, firming up a transparence and creditability relationship.

The outcome of these actions may be verified in the 12% reduction in the total volume of complaints received through the several TIM channels and the latest figures disclosed in the Satisfaction Survey, which presented very positive results such as the satisfaction of mobile internet service, either through the cell phone or modems, in addition to a higher percentage of solved problems for high-value postpaid customers.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

10. Network

10.1. National Coverage

TIM’S cell telephony network structure is based on GSM technology. TIM has a national range of approximately 94% of urban population, being the largest GSM coverage in Brazil, with presence in 3,203 cities. TIM also relies on extensive data coverage throughout the country, 100% being GPRS, of which 79% with EDGE, in addition to having a sophisticated Third Generation (3G) network, available to over 54% of Brazilian urban population.

TIM made over last year significant investments, R$1.7 billion being in network only, for coverage and capacity expansion, so accompanying voice and data traffic growth.

The Company has maintained the internal program started in 2009 of monitoring the quality of the network, based on sample measurements performed on the streets of the country’s main metropolitan areas. The program monitors the performance of the TIM’s network and also from other operators, and is used to perform fine adjustments and provide network quality improvement.

Investments in network and the monitoring program have helped perpetuate the results conquered in 2009. In 2010, TIM achieved 100% of network quality targets established by Anatel during 11 of the 12 months of the year (in February the indicator was 99.5%), thereby, the leadership in network quality was taken, overcoming other competitors.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Additionally, we have reached the lowest levels in the call drop indicator with a 0.6% average in the last quarter of the year. The performance evidences TIM’s commitment to provide an excellent quality service even with strong voice and data traffic growth in the period, due to the success of the offering portfolio.

10.2. International Coverage (Roaming)

Overseas, TIM keeps expanding the availability of international roaming services: there are already over 450 available networks in more than 200 countries in the six continents (including Antarctica) for Voice use and 153 countries with data coverage (GPRS/EDGE) and Multimedia (MMS), which keeps TIM in the market leadership in this segment. Additionally, the Company is also a leader in coverage for prepaid customers making the service available in 40 countries. As of 2009, TIM has also made 3G available overseas; in 2010 coverage was expanded to 75 countries. In order to provide the service to users with even more commodity, customers who travel overseas also have coverage aboard Sea Cruises and Aircraft.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

11. Operating and Financial Performance

The income statement analysis refers to TIM+INTELIG operations.

11.1. Operating Performance

TIM’s total subscriber base closed 2010 with 51.0 million lines, a 24.1% growth if compared to 2009, with a 25.1% market share.

TIM added 9.9 million new customers to its base in 2010, being 4.1 million lines in the fourth quarter only, nearly 3 times more than the 1.5 million of 2009 fourth quarter. This figure accounted for 34.2% of total net additions of the market in the year.

This performance is the result of the Company’s repositioning and the great response to the new plans, reflecting in the highest already reached level of gross additions, being 28.6 million lines in the year (+38.3% A/A) and 9.3 million in the quarter (+53.8% A/A).

The prepaid base reached 43.5 million users (25.7% over 2009), while postpaid reached 7.5 million users in the quarter (15.7% over the recorded in 2009).

MOU (average monthly minutes per user) reached 116 minutes in 2010, and in the last quarter reached 129 minutes (30% YoY growth), in reflex to strong usage incentive based on the community concept offers.

ARPU (Average Revenue Per User) was R$23.7 in 2010, a 10.8% reduction if compared to 2009. The drop is explained by the reduction in postpaid mix in the period and drop in incoming revenue.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

11.2. Financial Performance

Gross service revenues was R$18,761 million in 2010, an 8.5% expansion when compared to 2009. Gross product revenues totaled R$1,558 million, which represents a 9.3% YoY reduction. Total gross revenues expanded 6.9% reaching R$20,319 million.

Total net revenues was R$14,457 million in 2010 (a 5.2% YoY expansion), while net service revenues totaled R$13,572 million (6.1% growth over 2009), mainly impacted by voice revenues expansion (local and LD). Net product revenues totaled R$886 million in the year, a 7.6% drop in relation to the previous year, reflecting TIM’s strategy of SIM-only sales.

2010 operating costs and expenses totaled R$10,264 million (a slight 0.6% YoY expansion). In spite of the company’s operation expansion, which ended up increasing marketing lines (+3.4%) and sold cost (+10.9%), the company’s efficiency plan reduced costs with personnel (-7.5%) and provisions for doubtful accounts (-25.9%). The SIM-only strategy also contributed to maintaining cost levels, because it reduced the amount of subsidies that the company granted. General and Administrative costs and Network and Interconnection remained practically stable in relation to 2009. In addition, there was a decrease of 6.2% in the Other Expenses line.

EBITDA totaled R$4,194 million in 2010, an 18.4% growth compared to 2009, reaching the 29% margin in the year. Accumulated 2010 EBITDA was the highest ever reached by the company, and

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

margin evolution (2009 closed with a 25.8% margin) proves that the company has been able to reconcile revenue growth with profitability increase.

2010 net profit totaled R$2,212 million corresponding to a 176% growth in comparison to figures recorded in 2009. The jump is due to the usage of tax credits that the company has with tax authorities that totaled approximately R$1,2 million and positively impacted the result.

Investments reached the amount of R$2,836 million, 6.2% higher than in 2009. In 2010, Capex was mainly focused on network coverage and capacity to withstand traffic increase. In relation to 3G, TIM kept the strategy on right on spot coverage, focusing on greater density areas and providing superior service quality.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Gross debt accumulated R$3,378 million total (of which 72% long-term) in 2010. There was a substantial debt reduction if compared to 2009 (which was 4,240) due, mainly, to loan operations that matured during the year and were not renewed. The Company’s debt consists of long-term loan operations with BNDES (National Bank of Economic and Social Development), BNB (Northeast Bank of Brazil) and EIB (European Investment Bank), as well as loans from other local and international financial institutions.

Approximately 22% of total debt is denominated in foreign currency (Dollar), being 100% hedged in local currency. Average debt cost was 10.06% at the end of 2010, compared to  9.67% cost at the end of 2009, following the upward trend in Selic in the period.

Cash available reached R$2,394 million, resulting in a net debt position (gross debt – cash available) of R$984 million, a reduction of over 40% A/A.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

12. Social and Environmental Responsibilities

Competitive commercial strategies and the resumption, in profitable manner, of participation in the tough mobile telephony market marked our performance in 2010. The result was the consolidation of TIM brand new positioning in Brazil. The company invested in the service portfolio renewal strategy, in order to offer to the customers smart manners to talk more and pay less with ‘Infinity’ and ‘Liberty’ plans. What has not changed was our mission to approach the customer to offer innovating connectivity possibilities, focused on their diversified expectations and needs, acting as a social evolution agent through a sustainable management.

Always having in mind the social inclusion need, we have increased TIM coverage in little populated localities and low economic return. In 2010, we also expanded our coverage to 300 more municipalities and remained firm in the purpose of understanding their needs even more. A proof of this commitment was the 12% reduction in total complaint volume received by the several TIM channels, even with the 37% growth of its user base, from January 2009 to December 2010. The movement was reflected in TIM’S network quality index, gauged by the National Telecommunication Agency (Anatel) and won by TIM in ten months over 2010.

As a proof of sustainable management, TIM collaborators work hard to grow with long-term profitability. Last year, we had a 5.2% growth of net service revenues and today it is the main Telecom Italia Group lever. This means that the Brazilian market will be more and more the core of the Group’s entire business strategy and development.

TIM is aware of the potential negative impacts of its business segment, such as the waste of turnover in cell phone change and electromagnetic emissions from Base Radio Stations (ERB). TIM’s strategies generate positives sub products, and in this sense, an offering based on the SIM-only may postpone handsets replacement and network/site sharing reduce the environmental impact of our access systems.

Aiming to act decisively in sustainable development, our Audit Control and Governance Committee is now also responsible for the discussion of sustainability-related themes. And the recognition for this work has been materialized with the inclusion for the third year in a row in the Corporate Sustainability (ISE), of BM&F Bovespa, and in the Efficient Carbon Index (ICO²) launched this year by the Stock Exchange.

We believe that our sector is part of the solution to face economic growth dilemmas, taking into consideration the environment boundaries. When expanding the offer of services that alter people mobility pattern, such as ‘Infinity’ plan, which enables long DDD calls at local call price, the need for displacement is reduced and could reflected in CO2 emission drop, the main greenhouse gas responsible for global warming. In order to know and give transparence to gas emissions that impact the environment, TIM made an inventory for 2008 and 2009, and engaged a specialized company to prepare and upgrade the 2010 report. This work will serve as a basis for the definition of our climate change policy.

As a proof of the endeavor to approach people, TIM has become a leader in the long-distance market in the country, with 40% of calls made with DDD 41. Furthermore, we have celebrated the success of the integration with INTELIG by contracting over 300 thousand long-distance plans

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

marketed by telephone sales, in December. The figure was 15 times higher than recorded in the same month of 2009 and 21% higher than sold in November.

Another reason to be proud: last year we integrated the Company Platform by Clima, a volunteer initiative coordinated by the Sustainability Study Center of Getúlio Vargas Foundation (FGVCes). As the only representative from the sector, this action gathers sector leaders mindful of climate issues in the world and their effects. TIM also offers its customers and employees opportunities to also contribute for a better world.  The customers find in the operator’s  portfolio  the option to make more conscious choices with the line of sets with least environmental impact. The employees, in turn, are invited to attend the sustainability course in TIM @class, an e-learning tool available to internally expand sustainability concepts.

Further in the field of initiatives, eight years ago the company launched TIM Music Project in Schools, which will complete its life cycle in 2011. The initiative has already benefitted over 20 thousand public school students in 13 Brazilian cities and relies on musical workshops and differentiated groups, such as Cultural Agitation Nuclei, audio apprentices, kids’ batteries and Little Peace Ambassadors. The program gave rise to orchestras in six cities. In Rio, the group launched a CD.

In order to reinforce its transparence position and commitment with consumers, TIM hold dialogs and partnerships with users and consumer protection agencies. The company strongly acts in preventive treatment taking into account negative demand reduction and believes that such actions will be reflected in positive manner in compliance with agreements signed with  São Paulo Procon Foundation and the Department of Consumer Protection and Defense (DPDC) for reduction of actions received by the agencies.

In 2011, TIM has as a challenge to keep growing with profitability, focused on the quality of services and keeping on the innovation track. We will continue to accompany the market sped without losing the long-term view that is implicit in the effort by everyone for a more sustainable development. We are confident that, with participation of our stakeholders, we will know how to add technology, competences and creativity potential to keep successfully resolving both sides of this equation.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

13. Corporate Governance

TIM runs its business with ethics and transparency, in accordance with the best corporate governance practices. TIM is a publicly-held corporation managed by a Board of Directors and a Board of Executive Officers, and is supervised by a Fiscal Council, which also acts as Audit Committee.

In the conduction of its business, TIM follows the precepts of good faith, loyalty and truth, in addition to the main four general principles below:

(I) decision-making freedom;

(ii) access to information;

(iii) fair treatment; and

(IV) transparency.

13.1. Disclosure Policy

In 2002, TIM adopted a Policy for Disclosure and Use of Information and Trading of Securities, in compliance with the provisions of the Brazilian Securities and Exchange Commission (CVM), adhered by the Company's managers through the signature of the Instrument of Adhesion. As part of this policy, a code of conduct was established, which should be followed by all employees with access to insider information, in addition to restrictions being imposed to the trading in Company's securities in certain periods.

13.2. Board of Directors

The Company is managed by a Board of Directors, a joint deliberative body composed of nine members that exercise the senior management of the Company with a two-year term of office, with reelection allowed.

The duties and responsibilities of the Board of Directors are set forth by the Brazilian legislation, by the Company's Bylaws and by the Board of Directors' Charter. All decisions taken by the Board of Directors are recorded in the Board of Directors' Minutes Book, filed in Company´s headquarter.

The Board meets ordinarily once every quarter and on an extraordinary basis upon the call of its Chairman, or any two of its members, or the Company's CEO. For taking part in the Board of Directors' meetings, the Chairman may invite any member of the Board of Executive Officers, other executives of the Company, as well as third parties that might provide opinions or recommendations related to the agenda to be resolved by the Board. Persons invited to take part in the meetings of the Board have no voting right.

The Board of Directors has two advisory committees, with recommendatory duties, comprised solely by members of the Board, namely, the Compensation Committee and the Internal Control and Corporate Governance Committee.

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

13.3. Board of Executive Officers

The Board of Executive Officers is the representation and executive body for management of the Company. It comprises one Chief Executive Officer as well as six Executive Officers and is elected by the Board of Directors for a two-year term of office. All Executive Officers are elected by the Board of Directors and removed by it at any time.

13.4. Fiscal Council

The Fiscal Council, which operates on a permanent basis, inspects the acts of the Company's management and the information to shareholders. The Audit Committee, represented by the Fiscal Council, has been installed and operating since 2004. It is composed of independent professionals, recognized by the market and who have no other relation to the Company.

13.5. Shareholding Structure

Share capital closed 2010 with a total amount of R$ 8,149,096,024.13, represented by 843,281,477 common shares and 1,632,453,583 preferred shares, totaling 2,475,735,060 shares. TIM Brasil Serviços e Participações S.A. holds TIM’S share control, with 66.27% of the shares.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Shareholding Structure – After Intelig takeover

13.6. Shareholders’ Right

Each common share entitles its holder to one vote in the shareholders' meetings. Holders of preferred shares are not entitled to vote, but may take part in or address the shareholders' meetings. One of the members of the Fiscal Council and his deputy are elected by the majority vote of the holders of Company preferred shares. Each Company shareholder holds preemptive rights in the subscription of shares in any capital increase, proportionally to his/her equity interest.

13.7. Dividend Policy

According to TIM Participações' Bylaws, the Company shall distribute as mandatory dividend, at each fiscal year ended on December 31, the amount of 25% on the adjusted net income, provided the amounts are sufficient for distribution.

Preferred shares have no voting rights, but the following advantages are guaranteed: (i) priority in the repayment of capital, without premium, and (ii) payment of non-cumulative minimum dividends of 6% p.a., over the resulting amount from the subscribed capital divided by the total number of Company shares.

TIM PARTICIPAÇÕES S.A. AND
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NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

According to the Company's Bylaws, shareholders of preferred shares are entitled to dividends per share equivalent to 3% of the share's book value whenever the dividend established according to this criteria results superior to the dividend calculated according to the criteria established in the above paragraph.

The maintenance of a legal reserve is mandatory and 5% of the net income shall be allocated in each fiscal year, until the amount of this reserve reaches 20% of the capital. The annual allocation of dividends is voted at the Annual General Shareholders Meeting.

In 2010, the Management is proposing distribution of R$ 496.6 million to shareholders owning preferred and common shares. The total amount to be distributed is equivalent to R$ 0.2006 per preferred share, R$ 2.006 per ADR (10 preferred shares) and R$ 0.2006 per common share. The proposal will be a analyzed at the Annual Shareholders’ Meeting to be held in April 2011.

13.8. Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (SOX) requires the Company to report on the efficiency of its internal control system over financial statements, seeking to provide improved reliability and transparency of this information. To obtain the certification, the assessment of internal controls made by management for 2008 fiscal year was acknowledged by a specialized independent audit institution.

In 2009, TIM received the certification related to the year of 2008 for the compliance with the provisions set forth by Section 404 of the Sarbanes-Oxley Act, a proof of the Company's commitment to the highest levels of corporate governance.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

14. Capital Market

TIM Participações S.A. common shares are traded on São Paulo Stock Exchange (Bovespa) under code TCSL3, and preferred shares under code TCSL4. The Company also has an de American Depositary Receipts (ADRs) program in the U.S. market, which are traded under code  TSU on the New York Stock Exchange (NYSE).

The São Paulo Stock Exchange Index (Ibovespa) closed 2010 quoted at 69,304.81 points, accumulating a 1.04% valuation when compared to the same period in the previous year. Over the year, Bovespa presented an average daily traded volume of R$ 4.72 billion, 10.6% lower than in 2009.

Dow Jones Industrial Average (DJIA), main NYSE index, accumulated in the year an 11% gain, closing 2010 quoted at 11,577.51 points.

In 2010, TIM traded shares totaled a financial volume of R$ 6,806.2 million, representing a daily average of R$ 27.6 million. On New York Exchange, TIM ADRs reached a total volume of US$ 3,184.1 in the year, a daily average of US$ 12.6 million. The Company closed the year with its common and preferred shares quoted at R$ 6.81 and R$ 5.51 on Bovespa, accumulating a 4.76% devaluation and 7.62% valuation, respectively, while ADRs reached on the NYSE the quotation of US$ 34.14, a 14.9% valuation in the year cumulative.

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

15. Other Information

According to the provisions of CVM Rule 381/03, article 2, we hereby declare that, for the fiscal year ended on December 31, 2010, Price Waterhouse Coopers S.A., nor any of its related parties, provided any services other than audit services to TIM Participações.

Closing statements

TIM Participações S.A., with the purpose of maintaining a continuous, balanced and sustainable growth, would like to thank its clients for their loyalty and to reaffirm its commitment to constantly pursuing mechanisms for rewarding their preference by offering a unique and high-quality service. We would also like to thank our business partners, suppliers and the financial institutions for their support and trust in us, especially our employees, without whom we would not have achieved our goals. Finally, we would like to thank our shareholders for their support and trust in the Management.

The Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 22, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.